AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 1, 1996
                                                      REGISTRATION NO. 333-04475




                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                 AMENDMENT NO. 4
                                       TO
                                    FORM S-1
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933




                             SURVIVALINK CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


                                    MINNESOTA
                        (State or other jurisdiction of
                         incorporation or organization)


                                      3845
                          (Primary Standard Industrial
                          Classification Code Number)


                                   41-1719352
                                (I.R.S. Employer
                             Identification Number)

                                 5420 FELTL ROAD
                          MINNEAPOLIS, MINNESOTA 55343
                            TELEPHONE: (612) 939-4181
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                    BYRON L. GILMAN, CHIEF EXECUTIVE OFFICER
                                 5420 FELTL ROAD
                          MINNEAPOLIS, MINNESOTA 55343
                            TELEPHONE: (612) 939-4181
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                          Copies of communications to:

   ERIC O. MADSON, ESQ.                             EDWIN L. MILLER, JR., ESQ.
WINTHROP & WEINSTINE, P.A.                        TESTA, HURWITZ & THIBEAULT LLP
 3000 DAIN BOSWORTH PLAZA                               HIGH STREET TOWER
   60 SOUTH SIXTH STREET                                 125 HIGH STREET
   MINNEAPOLIS, MN 55402                                 BOSTON, MA 02110
 TELEPHONE: (612) 347-0622                          TELEPHONE: (617) 248-7000
TELECOPIER: (612) 347-0600                          TELECOPIER: (617) 248-7100

        Approximate date of commencement of proposed sale to the public:
   AS SOON AS PRACTICABLE AFTER THE REGISTRATION STATEMENT BECOMES EFFECTIVE.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following. |_|

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.


                           SURVIVALINK CORPORATION
                            CROSS-REFERENCE SHEET

                 ITEM NUMBER IN FORM S-1 AND TITLE OF ITEM                   CAPTION OR LOCATION IN PROSPECTUS
Item 1.       Forepart of the Registration Statement and
              Outside Front Cover Page of Prospectus ........ Front of Registration Statement and Outside Front Cover Page
                                                              of Prospectus

Item 2.       Inside Front and Outside Back Cover Pages of
              Prospectus .................................... Inside Front and Outside Back Cover Pages of Prospectus

Item 3.       Summary Information, Risk Factors and Ratio
              of Earnings to Fixed Charges .................. Prospectus Summary; Risk Factors

Item 4.       Use of Proceeds ............................... Use of Proceeds

Item 5.       Determination of Offering Price ............... Outside Front Cover Page of Prospectus; Risk Factors;
                                                              Underwriting

Item 6.       Dilution ...................................... Risk Factors; Dilution

Item 7.       Selling Security Holders ...................... Not Applicable

Item 8.       Plan of Distribution .......................... Outside Front Cover and Inside Front Cover Pages of
                                                              Prospectus; Underwriting

Item 9.       Description of Securities to be Registered .... Outside Front Cover Page of Prospectus; Prospectus Summary;
                                                              Risk Factors; Dividend Policy; Description of Capital Stock

Item 10.      Interests of Named Experts and Counsel ........ Legal Matters; Experts

Item 11.      Information With Respect to the Registrant .... Prospectus Summary; Risk Factors; Capitalization; Dividend
                                                              Policy; Selected Financial Data; Management's Discussion and
                                                              Analysis of Financial Condition and Results of Operations;
                                                              Business; Management; Certain Transactions; Principal
                                                              Shareholders; Financial Statements

Item 12.      Disclosure of Commission Position on
              Indemnification for Securities Act
              Liabilities ................................... Not Applicable


INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.




                  SUBJECT TO COMPLETION, DATED AUGUST 1, 1996
PROSPECTUS


                                2,000,000 Shares



                         [logo] SURVIVALINK CORPORATION

                                  COMMON STOCK




All of the shares of Common Stock offered hereby are being sold by SurVivaLink Corporation ("SurVivaLink" or the "Company"). Prior to this offering, there has been no public market for the Common Stock. It is currently anticipated that the initial public offering price will be $6.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The Company's Common Stock has been approved for listing on the Nasdaq National Market under the symbol "SVLK."




THE SHARES OF COMMON STOCK OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
              PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                             A CRIMINAL OFFENSE.

                                     UNDERWRITING
                    PRICE TO        DISCOUNTS AND        PROCEEDS TO
                     PUBLIC        COMMISSIONS (1)       COMPANY (2)

Per Share               $                  $              $

Total (3)               $                  $              $


(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."


(2) Before deducting offering expenses payable by the Company estimated at $600,000.




(3) The Company has granted to the Underwriters a 30-day option to purchase up to 300,000 additional shares of Common Stock to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $____________, $____________ and $____________, respectively. See
    "Underwriting."



The shares of Common Stock are offered by the Underwriters subject to prior sale, when, as and if delivered to and accepted by them, and to withdrawal, cancellation or modification of the offer without notice. It is expected that delivery of the shares of Common Stock will be made on or about _________, 1996.


NATWEST SECURITIES LIMITED

                    VECTOR SECURITIES INTERNATIONAL, INC.

                                                    JOHN G. KINNARD AND COMPANY,
                                                            Incorporated

             The date of this Prospectus is _________________, 1996.



[photo: Police officer carrying VivaLink unit.
     caption: The VivaLink automated external defibrillator features one button operation making it ideal for use by police officers and other minimally-trained rescuers to treat victums of sudden cardiac arrest.]




IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.



FOR UNITED KINGDOM PURCHASERS: THE COMMON STOCK MAY NOT BE OFFERED OR SOLD IN THE UNITED KINGDOM OTHER THAN TO PERSONS WHOSE ORDINARY ACTIVITIES INVOLVE THEM IN ACQUIRING, HOLDING, MANAGING OR DISPOSING OF INVESTMENTS, WHETHER AS PRINCIPAL OR AGENT (EXCEPT IN CIRCUMSTANCES THAT DO NOT CONSTITUTE AN OFFER TO THE PUBLIC WITHIN THE MEANING OF THE PUBLIC OFFERS OF SECURITIES REGULATIONS 1995 OR THE FINANCIAL SERVICES ACT 1986), AND THIS PROSPECTUS MAY ONLY BE ISSUED OR PASSED ON TO ANY PERSON IN THE UNITED KINGDOM IF THAT PERSON IS OF A KIND DESCRIBED IN ARTICLE 11(3) OF THE FINANCIAL SERVICES ACT 1986 (INVESTMENT ADVERTISEMENTS) (EXEMPTIONS) ORDER 1995 OR IS A PERSON TO WHOM THE PROSPECTUS MAY OTHERWISE BE LAWFULLY PASSED ON.



Survivalink(R), VivaLink(R), RescueLink(R) and RescueReady(tm) are trademarks of the Company.


                              PROSPECTUS SUMMARY

THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS OF THE COMPANY, INCLUDING THE NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, THE INFORMATION PRESENTED IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION.

                                 THE COMPANY

The Company has developed and is marketing an automated external defibrillator ("AED") which is used to treat victims of sudden cardiac arrest ("SCA"), one of the leading causes of death in the United States. The Company began marketing the VivaLink AED (the "VivaLink") following receipt of 510(k) marketing clearance by the U.S. Food and Drug Administration in February 1995. The VivaLink incorporates proprietary technologies which make it easy to use, inexpensive and lightweight. In addition, the unit's automatic daily self-testing feature ensures operational readiness. The Company believes that the VivaLink, which is currently used by a broad range of minimally-trained rescuers ("first responders"), such as firefighters, police officers and basic life support ambulance personnel, is the easiest to use AED on the market. To date, more than 20 lives have been saved using the VivaLink.

Sudden cardiac arrest, which based on a study conducted between 1980 and 1985 is estimated to result in more than 350,000 deaths in the United States annually, is caused by disturbances of the heart's electrical signals. As a consequence, blood flow stops, resulting in death if not treated within minutes. Over 80% of SCAs are caused by severe heart attacks. Other causes of SCA include electrocution, drowning and suffocation. The only effective treatment for SCA is the prompt administration of an electric shock with a device known as a defibrillator. Timely defibrillation, with an AED or other type of defibrillator is the most critical factor in rescuing an individual from SCA. Published studies, including one study involving the use of the VivaLink, have indicated that survival rates for out-of-hospital SCAs can exceed 50% if defibrillation is administered within the first few minutes of SCA. Since response times by paramedics and emergency medical technicians equipped with defibrillators are often more than ten minutes, the average SCA survival rate in the United States is only 7%.

In order to improve survival rates, the American Heart Association and other organizations have recommended widespread deployment of AEDs to first responders and ultimately the public. Despite the automated features of AEDs and the benefits of early defibrillation, AEDs have only achieved limited market acceptance and deployment. The Company believes that this is due to the high maintenance requirements, relative complexity, large size and high cost of other currently available AEDs. The Company believes the VivaLink overcomes these limitations.

The VivaLink incorporates a number of proprietary technological advances that make it suitable for use by minimally-trained rescuers. It is small, weighs 7.75 pounds and incorporates a patented electrode packaging system that is preconnected to the unit. The VivaLink is the only AED currently available that automatically conducts daily self-tests of all major systems, including the electrodes. The unit also incorporates voice prompts and one-button operation for ease-of-use. The VivaLink's proprietary algorithm makes the decision as to whether or not a shock is warranted, thereby contributing to patient and operator safety. The unit is also designed for low-cost production, and the Company believes that the VivaLink is currently the lowest-priced AED on the market.

The Company is developing its next-generation product, the VivaLink II, which is based on its versatile high voltage circuit. The VivaLink II is capable of delivering monophasic and biphasic waveform shocks with delivered energy ranging from less than 50 Joules up to 360 Joules.

The Company focuses its marketing and sales efforts on first responders and out-of-hospital medical facilities. The Company believes that the initial markets for its AEDs include approximately 537,800 sites. To date, the Company has sold units to first responders, hospitals, other medical facilities and industrial and commercial sites. In the United States, the Company currently markets the VivaLink through a seven person internal sales force and through 39 distributors and six manufacturer's representatives. Internationally, the Company has signed a worldwide, non-exclusive agreement with a distributor of electromedical equipment, which is currently selling the Company's products in the United Kingdom and certain other countries. The Company continues to significantly expand its distribution network by adding internal sales personnel, distributors and manufacturer's representatives.

The Company was incorporated in the State of Minnesota in April 1992. Its principal office is located at 5420 Feltl Road, Minnetonka, Minnesota 55343, and its telephone number is (612) 939-4181.


                                 THE OFFERING


Common Stock offered hereby ....... 2,000,000 shares

Common Stock to be outstanding
after the offering ................ 6,196,257 shares (1)



Use of proceeds ................... To fund expansion of the Company's marketing and distribution
                                    capabilities, introduction of new
                                    products, research and development
                                    and acquisition of manufacturing
                                    equipment; to repay debt; and for
                                    general corporate purposes. See "Use
                                    of Proceeds."


Nasdaq National
Market symbol ..................... SVLK

(1) Does not include 1,479,033 shares issuable upon exercise of options and warrants outstanding at the date of this Prospectus. See "Management -- Stock Options" and "Description of Capital Stock -- Stock Options and Warrants."


                                 RISK FACTORS

An investment in the shares of Common Stock offered hereby involves a high degree of risk. Risk factors include, but are not limited to, the Company's history of operating losses, uncertainty of market acceptance of the VivaLink, lack of product diversification, need to obtain the required regulatory approvals, competition, possible obsolescence, ability to manage growth, and dependence on key management. See "Risk Factors" for a discussion of the risks that should be considered in connection with an investment in the shares of Common Stock offered hereby.


                            SUMMARY FINANCIAL DATA
                    (in thousands, except per share data)

                                                                           THREE MONTHS ENDED
                                          YEAR ENDED DECEMBER 31,               MARCH 31,
                                       1993        1994         1995        1995        1996
STATEMENT OF OPERATIONS DATA:
Net sales                             $   --     $    14      $ 1,038      $  155     $   434
Cost of goods sold                        --          16        1,165         257         408

Gross profit                              --          (2)        (127)       (102)         26

Operating expenses:
 Research and development                277         648          688         151         366
 General and administrative              119         245          604         119         272
 Sales and marketing                      47         157          432          63         439
Operating loss                          (443)     (1,052)      (1,851)       (435)     (1,051)
Other income, net                          1           7            5           2          32

Net loss                              $ (442)    $(1,045)     $(1,846)     $ (433)    $(1,019)

Net loss per share                    $ (.17)    $  (.32)     $  (.44)     $ (.11)    $  (.18)

Weighted average number of shares
 outstanding                           2,605       3,270        4,153       3,789       5,700


                                   MARCH 31, 1996
                              ACTUAL     AS ADJUSTED (1)



BALANCE SHEET DATA:
Cash and cash equivalents     $ 2,481        $13,041
Working capital                 2,666         13,226
Total assets                    3,577         14,137
Accumulated deficit            (4,423)        (4,423)
Total shareholders' equity      3,221         13,781

(1) Adjusted to give effect to the sale of the 2,000,000 shares of Common Stock offered hereby at an assumed public offering price of $6.00 per share and the application of the estimated net proceeds therefrom. Does not include 1,479,033 shares of Common Stock issuable upon exercise of stock options and warrants outstanding at the date of this Prospectus. See "Use of Proceeds," "Capitalization," "Management -- Stock Options" and "Description of Capital Stock -- Stock Options and Warrants."



                                 RISK FACTORS

AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. PROSPECTIVE INVESTORS SHOULD CONSIDER THE FOLLOWING RISK FACTORS IN EVALUATING AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY.


OPERATING LOSSES; UNCERTAIN MARKET ACCEPTANCE. The Company has accumulated net losses from inception in April 1992 through March 31, 1996 of approximately $4.4 million. The Company expects to continue to incur operating losses at least through 1997. Commercial sales of the Company's initial product, the VivaLink, commenced in the first quarter of 1995. In order to achieve revenue growth and profitability, the Company must successfully increase the market penetration of the VivaLink as well as successfully develop and market additional products currently in development. The Company's future success depends upon substantially increasing the number of AEDs sold into the first responder market segment as well as the emerging public access markets. There can be no assurance that the VivaLink will gain market acceptance or that market demand for the VivaLink will be sufficient to allow profitable operations. See "Business."


NEED FOR ADDITIONAL CAPITAL. The Company believes that the proceeds from this offering, together with revenue from sales of the VivaLink, will be sufficient to fund its planned marketing and distribution efforts, new product introductions, research and development activities, acquisitions of manufacturing equipment and working capital requirements for at least 12 months following this offering. However, there can be no assurance that the Company will not require additional capital prior to such time. There can be no assurance that additional capital will be available to the Company when needed or on terms acceptable to the Company. Any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


LACK OF PRODUCT DIVERSIFICATION; DEPENDENCE ON NEW PRODUCTS. Substantially all of the Company's revenues to date have been derived from sales of the VivaLink, and the Company expects that AEDs and related accessories will account for substantially all of the Company's revenues for the foreseeable future. If the market for AEDs fails to develop or if competition in the market for AEDs intensifies, the Company's business and financial condition will be materially adversely affected. The Company's future success will depend on its ability to enhance its current products and to introduce new products which meet the needs of an emerging market. There can be no assurance that the Company will successfully complete the development and commercialization of such products.


STRICT GOVERNMENT REGULATION; NEED FOR ADDITIONAL REGULATORY APPROVALS. The medical device industry is highly regulated by a variety of governmental bodies, including the U.S. Food and Drug Administration ("FDA") and equivalent agencies in foreign countries. The Company received marketing clearance from the FDA pursuant to a 510(k) submission in February 1995 for sale of the VivaLink in the United States, and the device is also registered as required by the Canadian Ministry of Health. The Company will be required to obtain necessary device approval in many of the countries which are potential markets. Future products and substantial modifications to existing products will also require device approvals from the FDA and international regulatory agencies. There can be no assurance that any of such approvals will be obtained on a timely basis, if at all. Regulatory approvals, if granted, may include significant limitations on the indicated uses for which the product may be marketed. In the United States, there also can be no assurance that any such approvals can be obtained under a 510(k) submission. If approval cannot be obtained under a 510(k) submission, the Company would be required to file a more extensive regulatory submission known as a premarket approval application, causing the Company to incur substantial costs and delay.

The European Union has promulgated rules which require that by mid-1998 medical products receive the right to affix the CE mark, an international symbol of adherence to quality assurance standards and compliance with applicable European medical device directives. In order to obtain the right to affix the CE mark to the VivaLink, the Company will need to obtain certification that its processes meet European quality standards. The Company has made a submission to a certified testing laboratory (a "notified body") in the European Union to obtain the right to affix the CE mark. Failure to receive the right to affix the CE mark will prohibit the Company from selling the VivaLink in member countries of the European Union.

In addition, the Company's manufacturing processes are required to comply with Good Manufacturing Practices ("GMP") regulations of the FDA. These regulations include design, testing, production, control, documentation and other requirements. Enforcement of GMP regulations has increased significantly in the last several years, and the FDA has publicly stated that compliance will be more strictly scrutinized. The Company's facilities and manufacturing processes, as well as those of certain of the Company's third-party suppliers, are subject to periodic inspection by the FDA and other agencies. Failure to comply with these and other applicable regulatory requirements could result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to grant premarket clearance or premarket approval for devices, withdrawal of approvals and criminal prosecution, which could have material adverse effect on the Company's business, operating results or financial condition.

Several states have enacted laws and regulations which govern the delivery of emergency medical services, including the use of external defibrillators. These laws and regulations in many cases currently restrict use of these devices to specified categories of trained personnel, mandate levels of operator training and, in some cases, require that certain features be incorporated into external defibrillators, including features which are not currently incorporated into the VivaLink. Accordingly, market acceptance of the VivaLink will be significantly dependent upon the Company's ability to convince state and local government bodies and medical directors of the safety and efficacy of the VivaLink and its potential for widespread deployment. There can be no assurance that such restrictions on the use of AEDs will be eased or removed, which would have a material adverse effect on the Company's ability to market the VivaLink.


RELIANCE ON PROPRIETARY TECHNOLOGY; UNCERTAINTY OF PROPRIETARY RIGHTS PROTECTION. Whether the Company is able to compete successfully depends in part on its proprietary technology, which it seeks to protect with patents. The Company currently holds three United States patents related to its products, has received notice of allowance on two patents, and has applied for 23 additional United States patents. The Company has also applied for corresponding foreign patents where it deemed such applications necessary. The laws of certain foreign countries do not protect the Company's intellectual property rights to the same extent as do the laws of the United States. There can be no assurance that any patent owned by the Company will not be invalidated, circumvented or challenged, that the rights granted thereunder will provide competitive advantages to the Company or that any of the Company's pending or future patent applications will be issued with the scope of the claims sought by the Company, if at all. The Company intends to vigorously defend and protect its patents and other proprietary technology against infringement or misappropriation by others. There can be no assurance, however, that steps taken by the Company will prevent misappropriation of its technology or preclude competitors from developing products similar to the Company's products. Further, the enforcement of proprietary rights of the Company through litigation could result in costs to the Company that could materially adversely affect its financial condition. There can be no assurance that infringement or invalidity claims will not be asserted against the Company in the future. An adverse determination in any litigation based on such a claim could subject the Company to significant liabilities to third parties, require the Company to seek licenses from third parties, prevent the Company from selling its products or adversely affect the Company's own intellectual property, any of which could have a material adverse effect on the Company's business, operating results or financial condition. See "Business -- Government Regulation."

The Company also relies on trade secrets and proprietary know-how which it seeks to protect, in part, by confidentiality agreements with its collaborators, employees and consultants. There can be no assurance that these agreements will not be breached, that the Company would have adequate remedies for any breach or that the Company's trade secrets will not otherwise become known or be independently developed by competitors. See "Business -- Patents and Proprietary Rights."


TECHNOLOGICAL CHANGE AND PRODUCT OBSOLESCENCE. The markets in which the Company competes are subject to technological changes. A number of companies may be engaged in the development of alternative approaches for the treatment of SCA which differ from those utilized by the Company. There can be no assurance that superior defibrillation technologies will not be developed,or that alternative therapies or approaches, including pharmaceutical or other alternatives, will not render the Company's technology or products under development obsolete or noncompetitive. The development of such technologies, therapies or approaches could have a material adverse effect on the Company's business, operating results or financial condition. Whether the Company is able to compete successfully will depend in part on its ability to continually advance its technology and to develop and market new applications for its existing and future products. See "Business -- Research and Development."


INTENSE COMPETITION. The Company encounters and expects to continue to encounter intense competition in the sale of its products. The Company believes that the principal competitive factors affecting the market for its products include product features, product performance and reputation, price and service. The Company's competitors include companies with established reputations in the medical device field and that have substantially greater financial, technical, marketing and other resources than the Company. As a result, such companies may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the promotion and sale of their products than the Company. Competition could increase if new companies enter the market or if existing competitors expand their product lines or intensify efforts within existing product lines. There can be no assurance that the Company's current products, products under development or ability to discover new technologies will be sufficient to enable it to compete effectively. See "Business -- Competition."


LIMITED MARKETING AND MANUFACTURING EXPERIENCE. The Company currently has only a limited sales and marketing organization. In the United States, the Company intends to sell its products primarily through an internal sales force, manufacturer's representatives and distributors. The Company expects to expand its sales and marketing organization substantially. In international markets, the Company currently sells its products primarily through one non-exclusive distributor. There can be no assurance that the Company will be able to successfully expand its internal sales force or marketing organization, that establishing an internal sales force or marketing organization will be cost-effective, or that the Company's sales and marketing efforts will be successful. There can be no assurance that the Company will be able to maintain its existing agreements or enter into additional agreements with desired distributors on a timely basis or at all, or that such distributors will devote adequate resources to selling the Company's products. Failure to establish appropriate distribution relationships could have a material adverse effect on the Company's business, operating results or financial condition. Further, the Company expects that many of the initial purchasers of its products will be state and local governments and medical service providers under contract to such entities, and that sales of the VivaLink may be characterized by long sales cycles. See "Business -- Marketing, Distribution and Sales."

In addition, the Company has no experience manufacturing its products in high volumes, and there can be no assurance that reliable, high-volume manufacturing can be established or maintained at commercially reasonable costs. The Company may encounter difficulties in scaling up production of its products, including problems involving quality control and assurance and shortages of qualified personnel. See "Business -- Manufacturing."


RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS. Shipments to international distributors have accounted for, and are expected to continue to account for, a material portion of the Company's net sales. Sales and operations outside of the United States are subject to certain inherent risks, including fluctuations in the value of the U.S. dollar relative to foreign currencies, tariffs, quotas, taxes and other market barriers, political and economic instability, restrictions on the export or import of technology, potentially limited intellectual property protection, difficulties in staffing and managing international operations, difficulties in collecting receivables and potentially adverse tax consequences. There can be no assurance that any of these factors will not have a material adverse effect on the Company's financial condition or results of operations. In particular, because the Company's international sales are denominated primarily in U.S. dollars, currency fluctuations in countries where the Company does business may render the Company's products less price competitive than those of foreign manufacturers.




DEPENDENCE ON PRINCIPAL SUPPLIERS. The Company is dependent on a limited number of suppliers for key components of the VivaLink, including the injection molded case and various electronic components. In addition, the Company is dependent on a single subcontractor for high volume manufacture of the electronic circuitry of the device. Any disruption of its relationships with its current suppliers would have a material adverse impact on the Company's operations in the short term. Certain components of the Company's products are subject to long lead times and, accordingly, the Company's ability to expand production rapidly could be limited by the availability of such components. See "Business -- Manufacturing."


PRODUCT RELIABILITY AND RISK OF RECALL. The VivaLink is a complex electronic medical device. Component failures, manufacturing errors or design defects could result in unsafe conditions for patients and trained responders, additional repair requirements or product recalls, and could significantly impair market acceptance of the VivaLink. If there were any material deficiencies or defects in the design or manufacture of the Company's products, the Company might be required to recall or redesign them. The costs of a product recall or damage to the Company's reputation could be significant. Any such product problems could have a material adverse effect on the Company's business, financial condition and results of operations.

In the third quarter of 1995, the Company initiated a recall by issuing a safety alert relating to its electrodes. Several customers had reported difficulty separating the electrodes from the packaging liner which, in some cases, rendered the electrodes unusable. The Company has subsequently modified its manufacturing processes to improve the ease of separating the electrodes. Replacement of electrodes previously sold was commenced in May 1996 and is expected to be completed in August 1996 at a total cost of less than $20,000.


PRODUCT LIABILITY. The Company could be liable for personal injuries allegedly caused by a defect in one of the Company's products. The Company's current product liability insurance coverage in the aggregate amount of $1 million may not be adequate to cover the Company's product liability risk. Product liability insurance is expensive, difficult to obtain and, in the future, may not be available on acceptable terms or at all. In addition, the costs related to defending any claim and/or negative publicity resulting from any liability action could have a material adverse effect on the Company's business, operating results or financial condition. See "Business -- Product Liability."


UNCERTAINTIES IN MANAGEMENT OF GROWTH. To date, the Company's management, manufacturing, sales and marketing capabilities have been adequate to keep pace with the growth of its business. If the Company is successful in pursuing its growth strategy for its current products and its new products, the Company will be required to expand or enhance these capabilities, and there can be no assurance that the Company will be able to secure the management, staffing or other resources required. There can be no assurance that the Company will be successful in managing any such growth.


DEPENDENCE ON KEY MANAGEMENT. The Company's operations are materially dependent upon the services of Byron L. Gilman, Chief Executive Officer, Kenneth F. Olson, Vice President of Operations, and R. Eric Bosler, Chief Financial Officer of the Company. The loss of these individuals' services would adversely affect the Company's business. Mr. Gilman has entered into an employment agreement with the Company. The Company does not have employment agreements with Mr. Olson or Mr. Bosler nor key person insurance on the lives of Mr. Gilman, Mr. Olson, or Mr. Bosler. The Company's future success also depends on its continuing ability to attract and retain highly qualified managerial and technical personnel. There can be no assurance that the Company will be able to retain key employees or attract and retain other qualified personnel in the future. See "Management."


CONTROL BY DIRECTORS, EXECUTIVE OFFICERS AND AFFILIATED ENTITIES. The Company's directors, executive officers and entities affiliated with them will, in the aggregate, beneficially own approximately 29.5% of the Company's outstanding shares of Common Stock following the completion of this offering. These stockholders, if acting together, would be able to significantly influence all matters requiring approval by the stockholders of the Company, including the election of directors and the approval of mergers or other business combination transactions. See "Principal Shareholders."


NO PRIOR PUBLIC TRADING MARKET; POSSIBLE VOLATILITY OF STOCK PRICE. Prior to this offering, there has been no public market for the Company's Common Stock, and there can be no assurance that an active trading public market will develop or, if one develops, that it will be sustained. The initial public offering price, which will be determined by negotiations between the Company and the Representatives of the Underwriters, may not be indicative of prices that will prevail in the trading market. See "Underwriting." The market price for the Common Stock may be highly volatile depending on various factors including, among others, the Company's operating results, general conditions in the medical device industry, announcements of technological innovations or new products by the Company or its competitors, and the market for similar securities, which market is subject to various pressures. In addition, the stock market is subject to price and volume fluctuations unrelated to operating performance of the Company.


POTENTIAL ADVERSE EFFECT OF SHARES ELIGIBLE FOR FUTURE SALE. Sales of a substantial amount of the currently outstanding shares of Common Stock in the public market may adversely affect the market price of the Common Stock. See "Shares Eligible for Future Sale" and "Underwriting."


POTENTIAL ADVERSE EFFECTS OF UNDESIGNATED PREFERRED STOCK. The Company's Board of Directors is authorized, without further shareholder action, to establish various series of Preferred Stock from time to time and to determine the rights, preferences and privileges of any wholly unissued series, including, among other matters, any dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms, the number of shares constituting any such series, and the description thereof, and to issue any such shares. The Board of Directors of the Company may, without shareholder approval, issue shares of a class or series of preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of the Common Stock and may have the effect of delaying, deferring or preventing a change in control of the Company. The creation and issuance of shares of such a class or series of preferred stock could also adversely affect the market price of the Common Stock. See "Description of Capital Stock -- Undesignated Preferred Stock."


LIMITATIONS ON DIRECTOR LIABILITY. The Company's Articles of Incorporation provide, as permitted by governing Minnesota law, that a director of the Company shall not be personally liable to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director, with certain exceptions. These provisions may discourage shareholders from bringing suit against a director for breach of fiduciary duty and may reduce the likelihood of derivative litigation brought by shareholders on behalf of the Company against a director. In addition, the Company's Bylaws provide for mandatory indemnification of directors and officers to the fullest extent permitted by Minnesota law. See "Description of Capital Stock -- Limitation on Director Liability."


MINNESOTA ANTI-TAKEOVER LAW. The Company is subject to the provisions of the Minnesota Business Corporation Act, which includes provisions relating to "control share acquisitions" and restricting "business combinations" with "interested shareholders." Such provisions could have the effect of discouraging an attempt to acquire control of the Company. Accordingly, shareholders may be denied the opportunity to participate in a transaction which offers a premium to the prevailing market price of the Common Stock. See "Description of Capital Stock -- Certain Provisions of Minnesota Law."


NO CASH DIVIDENDS. The Company has not paid cash dividends on its Common Stock in the past and does not intend to do so in the foreseeable future. See "Dividend Policy."


DILUTION. The public offering price is substantially higher than the book value per share of the outstanding Common Stock. Investors purchasing shares of Common Stock in this offering will incur immediate dilution of $3.78 per share from the assumed offering price of $6.00 per share. See "Dilution." In addition, dilution will occur upon the exercise of outstanding stock options and warrants of the Company and may occur upon future equity financings of the Company.





                               USE OF PROCEEDS


The net proceeds to the Company from the sale of the 2,000,000 shares of Common Stock offered hereby at an assumed public offering price of $6.00 per share, after deduction of the estimated underwriting discounts and commissions and offering expenses payable by the Company, are estimated to be $10,560,000 ($12,234,000 if the Underwriters' over-allotment option is exercised in full).

The Company currently intends to apply the estimated net proceeds of this offering to support the Company's expansion of its business. Approximately $3.0 million of the net proceeds are intended to be used for sales and marketing, $2.6 million for research and development, $1.3 million for general and administrative expenses, and $1.7 million for capital expenditures, including tooling and manufacturing equipment for new products. The Company also intends to use approximately $1.0 million of the net proceeds from this offering to repay bridge financing to be obtained by the Company. On June 5, 1996, the Company obtained a $1.0 million bridge loan from Medtronic, Inc., an existing shareholder of the Company. The bridge loan is evidenced by a promissory note that is payable in May 1997 or upon the closing of this offering, if earlier, and bears interest at a rate of prime plus 3% (currently 11.25%) per annum. In addition, the Company has granted to Medtronic, Inc., in connection with the bridge loan, a five-year warrant to purchase 100,000 shares of Common Stock at an exercise price equal to the initial public offering price. See "Certain Transactions." The remainder of the net proceeds of this offering, approximately $1.0 million, will be used to provide working capital and will be available for general corporate purposes. Pending the use of the net proceeds of this offering, the Company will invest the funds in short-term investment grade securities.


                               DIVIDEND POLICY

The Company has never paid or declared any cash dividends on its Common Stock and does not intend to pay cash dividends on its Common Stock in the foreseeable future. The Company presently expects to retain its earnings to finance the development and expansion of its business. The payment by the Company of cash dividends, if any, on its Common Stock in the future is subject to the discretion of the Company's Board of Directors and will depend on the Company's earnings, financial condition, capital requirements and other relevant factors. See "Description of Capital Stock."

                                CAPITALIZATION


The following table sets forth as of March 31, 1996 the capitalization of the Company after giving effect to a change in the number of authorized shares and a change in par value on May 7, 1996, and such capitalization as adjusted to reflect the sale of the 2,000,000 shares of Common Stock offered hereby at an assumed public offering price of $6.00 per share and the application of the estimated net proceeds therefrom (after deduction of estimated underwriting discounts and commissions and offering expenses). This table should be read in conjunction with the Company's financial statements and notes thereto included elsewhere in this Prospectus. See "Use of Proceeds."




                                                                   MARCH 31, 1996
                                                               ACTUAL      AS ADJUSTED


Long-term debt                                                 $    --       $    --
Shareholders' equity:
  Common Stock, $.01 par value,
   50,000,000 shares authorized, 4,196,257 shares issued
   and
   outstanding (actual); 6,196,257 shares issued and
   outstanding
   (as adjusted) (1)                                                42            62
  Additional paid-in capital                                     7,602        18,142
  Accumulated deficit                                           (4,423)       (4,423)
  Total shareholders' equity                                     3,221        13,781
    Total capitalization                                       $ 3,221       $13,781




(1) Does not include 1,479,033 shares of Common Stock issuable upon exercise of stock options and warrants outstanding at the date of this Prospectus. See "Management -- Stock Options" and "Description of Capital Stock -- Stock Options and Warrants."


                                   DILUTION


The net tangible book value of the Company at March 31, 1996 was approximately $3,221,000, or $0.77 per share. "Net tangible book value" per share represents the tangible assets less total liabilities divided by the number of outstanding shares of Common Stock. After giving effect to the sale of the 2,000,000 shares offered hereby at an assumed initial public offering price of $6.00 per share after deducting estimated underwriting discounts and commissions and offering expenses payable by the Company, the pro forma net tangible book value of the Company at March 31, 1996 would have been approximately $13,781,000, or $2.22 per share. This represents an immediate dilution in net tangible book value to new investors from the assumed offering price of $3.78 per share and an immediate increase in net tangible book value to existing shareholders of $1.45 per share. The following table illustrates this per share dilution:


Assumed initial public offering price per share                         $6.00
  Net tangible book value per share before offering           $0.77
  Increase per share attributable to new investors             1.45
Pro forma net tangible book value per share after
 offering                                                                2.22
Dilution per share to new investors                                     $3.78


The following table sets forth the number of shares of Common Stock purchased from the Company as of March 31, 1996, the total consideration paid and the average price per share paid by the existing shareholders for shares of the Company's Common Stock and to be paid by investors purchasing the 2,000,000 shares of Common Stock offered hereby.



                          SHARES PURCHASED         TOTAL CONSIDERATION      AVERAGE PRICE
                          NUMBER     PERCENT       AMOUNT        PERCENT      PER SHARE

Current shareholders    4,196,257      67.7%     $ 7,632,324       38.9%        $1.82
New investors           2,000,000      32.3       12,000,000       61.1         $6.00
  Total                 6,196,257     100.0%     $19,632,324      100.0%



The foregoing does not include 1,479,033 shares of Common Stock issuable upon exercise of stock options and warrants outstanding at the date of this Prospectus. To the extent such options and warrants are exercised, there will be further dilution to new investors. See "Management -- Stock Options" and "Description of Capital Stock --Stock Options and Warrants."


                           SELECTED FINANCIAL DATA

The statement of operations data set forth below for the years ended December 31, 1993, 1994 and 1995, and the balance sheet data set forth below at December 31, 1994 and 1995, are derived from the Company's financial statements included elsewhere in this Prospectus, which have been audited by Ernst & Young LLP, independent auditors. The statement of operations data set forth below for the period from April 16, 1992 (inception) to December 31, 1992 and the balance sheet data set forth below at December 31, 1992 and 1993 are derived from audited financial statements not included herein. The statement of operations data and the balance sheet data set forth below as of and for the three months ended March 31, 1995 and 1996, have been derived from the Company's unaudited financial statements included elsewhere in this Prospectus, which, in the opinion of management, include all adjustments (consisting solely of normal recurring adjustments) necessary for a fair presentation of such information. Results for the three months ended March 31, 1996 are not necessarily indicative of the results that may be expected for the year ending December 31, 1996 or any other period. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and the notes thereto included elsewhere in this Prospectus.

                                   PERIOD FROM
                                  APRIL 16, 1992                                          THREE MONTHS ENDED
                                  (INCEPTION) TO         YEAR ENDED DECEMBER 31,               MARCH 31,
                                   DECEMBER 31,
                                       1992           1993        1994         1995        1995        1996
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Net sales                           $   --         $   --     $    14      $ 1,038      $  155     $   434
  Cost of goods sold                      --             --          16        1,165         257         408
  Gross profit                            --             --          (2)        (127)       (102)         26
  Operating expenses:
    Research and development              41            277         648          688         151         366
    General and administrative            30            119         245          604         119         272
    Sales and marketing                   --             47         157          432          63         439
  Operating loss                         (71)          (443)     (1,052)      (1,851)       (435)     (1,051)
  Other income, net                       --              1           7            5           2          32
  Net loss                            $  (71)        $ (442)    $(1,045)     $(1,846)     $ (433)    $(1,019)
  Net loss per share                  $ (.03)        $ (.17)    $  (.32)     $  (.44)     $ (.11)    $  (.18)
  Weighted average number of
   shares outstanding                  2,351          2,605       3,270        4,153       3,789       5,700

                                            DECEMBER 31,                         MARCH 31,
                               1992       1993       1994        1995        1995        1996
                                                      (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash
   equivalents                 $ 40      $  61      $   194     $ 3,767     $    34     $ 2,481
  Working capital                15         34          325       3,813         111       2,666
  Total assets                   50         95          670       4,704         488       3,577
  Accumulated deficit           (71)      (513)      (1,558)     (3,404)     (1,991)     (4,423)
  Total shareholders'
   equity                        26         60          592       4,240         377       3,221

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS


GENERAL

The Company was organized in April 1992 for the purpose of developing and marketing an AED that is easy to use, inexpensive and easy to maintain. The Company's first product, the VivaLink, received 510(k) marketing clearance from the FDA in February 1995, and commercial sales of the VivaLink commenced in the first quarter of 1995. The Company's revenues in 1995 were derived principally from sales to a major distributor, which purchased products for subsequent resale to customers. In the third quarter of 1995, the Company initiated development of a network of manufacturer's representatives and distributors. In the fourth quarter of 1995, it began to augment this network with development of an internal sales force. In the first quarter of 1996, the Company terminated the distribution arrangement with its major distributor. With the commencement of marketing and promotion of its products and the initiation of a distribution network, the Company incurred increased sales and marketing expenses. In the fourth quarter of 1995, the Company accelerated its efforts to develop complementary and additional products, resulting in increased research and development expenses. The Company also incurred additional general corporate expenses related to the growth of the Company.


RESULTS OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 1996 AND 1995
Net sales in the first quarter of 1996 were $434,000 compared to $155,000 in the first quarter of 1995. Commercial sales of the VivaLink did not commence until February 1995 following receipt of 510(k) marketing clearance from the FDA. Sales to a major distributor represented approximately 19% and 100% of net sales in the first quarter of 1996 and the first quarter of 1995, respectively. In the first quarter of 1996, the Company terminated its distribution arrangement with such distributor. The Company's products currently are being sold domestically primarily through the Company's internal sales force, manufacturer's representatives and distributors, and internationally primarily through one non-exclusive distributor.

Research and development expenses were $366,000 in the first quarter of 1996 compared to $151,000 in the first quarter of 1995. The increase was due to the Company's acceleration of product development in late 1995 which continued into 1996.

General and administrative expenses were $272,000 in the first quarter of 1996 compared to $119,000 in the first quarter of 1995. The increase in general and administrative expenses reflects the hiring of additional personnel and costs in connection with the Company's continued expansion.

Sales and marketing expenses were $439,000 in the first quarter of 1996 compared to $63,000 in the first quarter of 1995. The increase in sales and marketing expenses reflects commencement of commercial sales of the Company's initial product and the Company's decision to promote and distribute its products through the Company's internal sales force, manufacturer's representatives and distributors, rather than through an exclusive distributor, as was the case in 1995.

Other income of $32,000 in the first quarter of 1996 and $2,000 in the first quarter of 1995 consisted principally of interest earned on net proceeds from financing transactions, pending utilization of such proceeds.


YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
Net sales in 1995 were $1,038,000 compared to $14,000 in 1994. 1995 was the first year in which the Company had approval to begin commercial sales of the VivaLink. Sales to a former distributor represented 81% of net sales in 1995. Net sales in 1994 were derived from sales of demonstration units.

Research and development expenses were $688,000 in 1995 compared to $648,000 in 1994 and $277,000 in 1993. Research and development expenses in 1995 related principally to the development of additional and complementary products, whereas such expenses in 1994 and 1993 were incurred principally in connection with the development of the Company's initial product, the VivaLink.

General and administrative expenses were $604,000 in 1995 compared to $245,000 in 1994 and $119,000 in 1993. The increase in general and administrative expenses reflects the hiring of additional personnel and costs incurred in connection with the Company's continued expansion plans. Such costs include increased rental expenses commencing in August 1994, when the Company moved its operations to the larger facility which it currently occupies.

Sales and marketing expenses were $432,000 in 1995 compared to $157,000 in 1994 and $47,000 in 1993. Sales and marketing expenses in 1995 reflected the first year of marketing and promotion of the VivaLink. In 1994 and 1993, sales and marketing expenses were incurred for market research activities.


LIQUIDITY AND CAPITAL RESOURCES

Since its inception in April 1992, the Company has relied principally on proceeds from the issuance of common stock to fund its operations, including net proceeds of $5,191,000 and $1,524,000 in fiscal 1995 and 1994, respectively. The Company had cash and cash equivalents of $2,481,000 and $3,767,000 and working capital of $2,666,000 and $3,813,000 at March 31, 1996 and December 31, 1995,
respectively. In June 1996, the Company obtained a $1.0 million bridge loan from Medtronic, Inc., an existing shareholder of the Company. The bridge loan is evidenced by a promissory note that is payable in May 1997 or upon the closing of this offering, if earlier, and bears interest at a rate of prime plus 3% (currently 11.25%) per annum.

The Company's operating activities used cash of $1,122,000, $1,579,000 and $1,159,000 in the first quarter of 1996 and in fiscal 1995 and 1994, respectively. Operating activities have used cash principally for research and development of the Company's current and future products, general and administrative expenses, and sales and marketing purposes.

Capital expenditures were $165,000, $233,000 and $248,000 in the first quarter of 1996 and in fiscal 1995 and 1994, respectively. At March 31, 1996, the Company had no material commitments for capital expenditures. The Company anticipates total capital expenditures of approximately $1,300,000 in 1996 for expansion of its facility, for additional tooling and manufacturing equipment purchases associated with new product introductions and for an increase in overall production capacity.

The Company estimates that the net proceeds from this offering, together with revenue from sales of the VivaLink, will be sufficient to meet working capital requirements for current operations and planned product development and introductions for at least 12 months following the offering. The Company's long-term capital requirements will depend upon numerous factors, including the growth of the Company's internal sales force and marketing expenses, the cost of research and development for new product introduction, capital expenditures and revenues from the sale of the Company's products. The Company may need to raise additional capital in the future, including the sale of equity securities which may be dilutive to shareholders. There can be no assurance that the Company will be able to raise additional funds when needed or that funds will be available on terms acceptable to the Company.

The Company has not paid cash dividends. The Board of Directors currently intends to retain all earnings for expansion of the Company's business.

The Company has not generated taxable income through March 1996. At March 31, 1996, the operating losses available to offset future taxable income were approximately $4,195,000. The net operating loss carryforwards expire beginning in 2007 and are subject to limitations under Section 382 of the Internal Revenue Code due to changes in equity ownership of the Company. An ownership change occurred in May 1994 and the Company estimates that the utilization of the net operating loss carryforward for the period from April 16, 1992 (inception) to May 1994 will be limited in any one fiscal year.


                                   BUSINESS


INTRODUCTION

The Company has developed and is marketing an automated external defibrillator ("AED") which is used to treat victims of sudden cardiac arrest ("SCA"), one of the leading causes of death in the United States. The Company began marketing the VivaLink AED (the "VivaLink") following receipt of 510(k) marketing clearance by the U.S. Food and Drug Administration in February 1995. The VivaLink incorporates proprietary technologies which make it easy to use, inexpensive and lightweight. In addition, the unit's automatic daily self-testing feature ensures operational readiness. The Company believes that the VivaLink, which is currently used by a broad range of minimally-trained rescuers ("first responders"), such as firefighters, police officers and basic life support ambulance personnel, is the easiest to use AED on the market. To date, more than 20 lives have been saved using the VivaLink.

Sudden cardiac arrest, which based on a study conducted between 1980 and 1985 is estimated to result in more than 350,000 deaths in the United States annually, is caused by disturbances of the heart's electrical signals. As a consequence, blood flow stops, resulting in death if not treated within minutes. Over 80% of SCAs are caused by severe heart attacks. Other causes of SCA include electrocution, drowning and suffocation. The only effective treatment for SCA is the prompt administration of an electric shock with a device known as a defibrillator. Timely defibrillation, with an AED or other type of defibrillator, is the most critical factor in rescuing an individual from SCA. Published studies, including one study involving the use of the VivaLink, have indicated that survival rates for out-of-hospital SCAs can exceed 50% if defibrillation is administered within the first few minutes of SCA. Since response times by paramedics and emergency medical technicians ("EMTs") equipped with defibrillators are often more than ten minutes, the average SCA survival rate in the United States is only 7%.

In order to improve survival rates, the American Heart Association ("AHA") and other organizations have recommended widespread deployment of AEDs to first responders and ultimately the public. Despite the automated features of AEDs and the benefits of early defibrillation, AEDs have only achieved limited market acceptance and deployment. The Company believes that this is due to the high maintenance requirements, relative complexity, large size and high cost of other currently available AEDs. The Company believes the VivaLink AED overcomes these limitations.

The VivaLink incorporates a number of proprietary technological advances that make it suitable for use by minimally-trained rescuers. It is small, weighs 7.75 pounds and incorporates a patented electrode packaging system that is preconnected to the unit. The VivaLink is the only AED currently available that automatically conducts daily self-tests of all major systems, including the electrodes. The unit also incorporates voice prompts and one-button operation for ease-of-use. The VivaLink's proprietary algorithm makes the decision as to whether or not a shock is warranted, thereby contributing to patient and operator safety. The unit is also designed for low-cost production, and the Company believes that the VivaLink is currently the lowest-priced AED on the market.

The Company is developing its next-generation product, the VivaLink II, which is based on its versatile high voltage circuit. The VivaLink II is capable of delivering monophasic and biphasic waveform shocks with delivered energy ranging from less than 50 Joules up to 360 Joules.

The Company focuses its marketing and sales efforts on first responders and out-of-hospital medical facilities. The Company believes that the initial markets for its AEDs include approximately 537,800 sites. To date, the Company has sold units to first responders, hospitals, other medical facilities and industrial and commercial sites. In the United States, the Company currently markets the VivaLink through an internal sales force of seven persons and through 39 distributors and six manufacturer's representatives. Internationally, the Company has signed a worldwide, non-exclusive agreement with a distributor of electromedical equipment, which is currently selling the Company's products in the United Kingdom and certain other countries. The Company continues to significantly expand its distribution network by adding internal sales personnel, distributors and manufacturer's representatives.


BACKGROUND


SUDDEN CARDIAC ARREST

Based on a study conducted between 1980 and 1985, sudden cardiac arrest is estimated to cause more than 350,000 deaths in the United States annually. SCA is caused by disturbances of the heart's electrical signals called arrhythmias. The most common arrhythmia associated with SCA is Ventricular Fibrillation ("VF"), chaotic electrical signals throughout the heart that produce no blood flow. The only effective treatment for VF is prompt administration of an electric shock by a device known as a defibrillator.

The critical factor determining survival from SCA is the time interval from onset of VF to the delivery of a defibrillation shock. Since both the brain and heart muscle deteriorate rapidly when blood flow is stopped, the probability of survival for a cardiac arrest patient decreases rapidly with time. In the United States the average response time for paramedics and EMTs, who generally are equipped with defibrillators, is approximately 10 minutes, which results in a nationwide survival rate of only 7%. In contrast, the average response time of police officers is approximately three minutes, making police cars an ideal location for the placement of AEDs. The following graph, which was prepared by the Company by compiling published survival statistics, illustrates the importance of early defibrillation:


                   RELATIONSHIP BETWEEN VF SURVIVAL RATE AND
                         TIME TO EXTERNAL DEFIBRILATION

 [LINE GRAPH COMPARING THE SURVIVAL RATE TO TIME TO DEFIBRILAATION (IN MINUTES)]



Numerous studies have shown that defibrillation shocks must be delivered within minutes to achieve higher survival rates. The individuals in a community who are designated to arrive first in response to a medical emergency call and who have a duty to respond are called "first responders." These first responders are most often firefighters, police officers, basic life support ambulance personnel or volunteer rescue squad members, who currently are not typically equipped with defibrillators. In congested cities with long response times, such as New York City, survival rates can be as low as 2%. In cities in which a concerted effort has been made to encourage early CPR and to deliver early defibrillation by first responders, survival rates of 50% (Rochester, Minnesota) and 30% (Seattle, Washington) have been reported.

Patients who are successfully defibrillated have a wide range of available long-term treatments, including coronary artery bypass grafting, coronary angioplasty and implantable defibrillators. Recipients of these treatments have one-year survival rates of over 80% and five-year survival rates of over 50%.


LIMITATIONS OF CURRENT AEDS

First in 1986, and again in 1990 and 1992, the American Heart Association endorsed the implementation of early defibrillation by first responders. While this policy statement was first made ten years ago, its implementation was delayed by the lack of a suitable defibrillator. Portable manual defibrillators, developed in the late 1960s, are not suitable because they require a medical decision by highly-trained medical personnel as to whether or not defibrillation is needed.

More recently, several companies have developed and are selling AEDs which are somewhat easier to use than manual defibrillators. These AEDs are capable of making a computer diagnosis of the patient's heart rhythm, eliminating the need for highly trained operators. When the electrode pads are applied to the victim's chest and the device detects an abnormal rhythm which requires defibrillation, it advises the operator to deliver a shock. Despite the automated features of AEDs and the benefits of early defibrillation, current AEDs have only achieved limited market acceptance and deployment among EMTs, first responders, medical professionals in clinics and other emergency response personnel. The Company believes that this is due to the high maintenance requirements, relative complexity, large size and high cost of other currently available AEDs. Currently available units, other than the VivaLink, require daily testing to assure operational readiness and include features such as display screens which are not needed by first responders. Such units typically weigh between 10 and 20 pounds and have list prices ranging from approximately $3,750 to $7,600 per unit.

In response to these shortcomings, the AHA's Emergency Cardiac Care Committee has specified three fundamental requirements for an AED to be suitable for use by a broad range of first responders, as follows:

       * The AED must be easy to operate and easily comprehended by users with minimal training;

       * The AED must be affordable in terms of its initial cost, initial training and ongoing training; and

       *      The AED must be ready to perform its function at all times.

THE SURVIVALINK SOLUTION

The Company believes that the VivaLink overcomes the limitations of other AEDs and meets all of the requirements specified by the AHA Emergency Cardiac Care Committee. The Company began marketing the VivaLink following the receipt of 510(k) marketing clearance in February 1995. The VivaLink features proprietary technologies, including one-button operation, pre-connected electrodes, comprehensive voice prompting, automatic daily self-testing (including electrode presence and condition) and versatile and reliable circuit technology. The Company believes that this product is superior in all of these categories to all currently available AEDs.

SURVIVALINK PRODUCTS

                                 VIVALINK AED

     [LINE DRAWING SHOWING THE VARIOUS COMPONENTS OF THE VIVALINK AED UNIT]

When the VivaLink's electrode pads are applied to the patient, the device automatically analyzes the patient's heart rhythm with a proprietary algorithm. If the device determines that a defibrillation shock is appropriate, it audibly prompts the operator to deliver a potentially life saving shock by pushing the rescue button. The following summarizes rescuer actions and VivaLink voice prompts for a rescue where defibrillation is necessary:


Rescuer Action:        Assess the patient. Conscious? Breathing? Pulse?
                       IF THE ANSWER IS NO TO ALL -- open VivaLink lid

VIVALINK PROMPT:       "PLACE ELECTRODES"

Rescuer Action:        Open electrodes, place on chest

VIVALINK PROMPT:       "DO NOT TOUCH PATIENT -- ANALYZING RHYTHM"

Rescuer Action:        Observe patient for approximately 10 seconds

VIVALINK PROMPT:       "CHARGING"

Rescuer Action:        Observe patient for approximately 10 seconds

VIVALINK PROMPT:       "PUSH FLASHING BUTTON TO RESCUE"

Rescuer Action:        Push flashing rescue button

VIVALINK PROMPT:       "DO NOT TOUCH PATIENT -- ANALYZING RHYTHM"

                       IF A SHOCK IS NOT NEEDED, THE VIVALINK THEN PROMPTS:

                       "CHECK PULSE -- IF NO PULSE, GIVE CPR"

                       IF ADDITIONAL SHOCKS ARE REQUIRED, THE VIVALINK WILL INSTRUCT THE RESCUER TO ADMINISTER ADDITIONAL SHOCKS.

The following are the key features of the VivaLink:

EASE OF USE. The Company believes that the VivaLink is easier to use than any other AED currently on the market. The device features one-button operation, pre-connected electrodes which are stored in an internal compartment, and comprehensive voice prompting. Other AEDs have at least two or three buttons, which are prone to cause confusion and improper rescue procedures in life-threatening emergency situations. Extensive use of voice prompts in the VivaLink guides the rescuer through a complete rescue. The voice prompt "check pulse; if no pulse, give CPR", which is unique to the VivaLink, ensures that the rescuer knows the proper next step in the rescue protocol. The Company has received notice of allowance of a patent protecting the design of its simple operator interface.


AFFORDABILITY. The VivaLink's list price of $2,800 makes it the most affordable AED on the market. Its ease of use makes the initial and continuing training affordable as well.


COMPLETE AUTOMATIC SELF-TEST. The VivaLink is the only currently available defibrillator that incorporates a complete daily automatic self-test, including a test of the pre-connected electrodes. This test verifies the functionality of all of the essential subsystems needed for a rescue, such as battery charge, electrodes and electronics. If a problem is detected, the unit will begin to beep, similar to a smoke detector, and an indicator on the outside of the case will turn from black to yellow. A record of the most recent ten self-tests is kept in memory for quality assurance verification. The automatic self-test feature eliminates the problem of improper maintenance, which has been cited as the leading cause of defibrillator failure. The Company has received a patent on the concept of packaging electrodes with the cable and connector extending through the sealed package for the purpose of confirming presence and quality of the electrodes. Patent continuations are pending containing broader electrode pre-connection claims.


PROPRIETARY ELECTRONIC TECHNOLOGY. The Company has developed proprietary high voltage circuit technology that uses all solid state circuitry, replacing the expensive, bulky components used in other AEDs. The VivaLink produces the 360 Joule defibrillation energy prescribed by the AHA's rescue protocol. The Company has been granted two patents covering the high voltage circuitry contained in the VivaLink.


PATIENT AND OPERATOR SAFETY. The VivaLink one-button operation enables a minimally-trained rescuer to safely administer a defibrillation shock. Patient safety is ensured by the sophisticated, computerized decision-making process which allows high voltage to be produced only if specific, life-threatening cardiac rhythms are identified. In more than one year of field use, the Company has received no reports of incorrect decisions made by the VivaLink. The VivaLink also ensures operator safety by minimizing the possibility of contact with high voltage. Voice and audible electronic warnings alert the rescuer when the VivaLink is building a high voltage charge, allowing time to get clear of the patient prior to shock delivery.


DURABILITY. AEDs are expected to receive rough use due to the rigorous demands of operation during emergency situations. Consequently, the VivaLink is made of a proprietary blend of high strength plastic, all solid state components and a high voltage circuit capable of delivering over 250,000 shocks during its lifetime. Prior to its market release, the VivaLink passed rigorous military standards for temperature, humidity, shock, vibration and electromagnetic compatibility.


DATA STORAGE AND RETRIEVAL. The VivaLink contains a memory chip for storing a wide variety of data. Rescue data stored includes 20 minutes of electrocardiogram ("ECG") rhythm, decisions made by the AED, shock delivery, CPR prompts and the exact time at which these events occurred. The data may be downloaded to any Windows-based PC using the Company's proprietary RescueLink software. Medical directors use the rescue data to confirm that both the AED and the rescue personnel are responding promptly and correctly. The maintenance records are used by Company personnel to evaluate the AED's performance and aid in maintenance.


PORTABILITY. The VivaLink features a comfortable "grab and go" handle and an internal compartment for electrode storage. The VivaLink weighs 7.75 pounds and measures 3.75" high, 10.5" wide and 12.25" long. The product's light weight, small size and multiple source battery charging capability make it suitable for deployment in a wide variety of settings, including emergency vehicles, buildings and aircraft.


OTHER PRODUCTS

VIVALINK TRAINING UNIT. The VivaLink Training Unit ("VTU") is a low-cost replica of the VivaLink used specifically for defibrillation training. The device does not produce any energy output and consequently is completely safe for use in training situations. The VTU also enables training sessions to be conducted with or without a mannequin. The VTU is sold to defibrillation trainers and functions as a promotional tool for the VivaLink.


ACCESSORIES. The Company markets accessories for the VivaLink, including various battery chargers, additional electrodes, a soft-sided case and a voice recorder to document the rescue event.


FUTURE PRODUCTS

VIVALINK II. The VivaLink II incorporates an enhancement of the Company's initial proprietary circuit technology making it a versatile platform capable of delivering monophasic, biphasic or new waveform shocks with delivered energy ranging from less than 50 Joules up to 360 Joules. In a monophasic waveform, the current flows through the body in only one direction from one electrode to the other, and in a biphasic waveform, the direction of the current is reversed during the pulse. In the VivaLink II, the shock waveform and energy sequence can be preselected from among factory-defined waveforms and energy settings. This feature will enable the VivaLink II to deliver the most up-to-date waveforms as they evolve. The Company expects to release its VivaLink II in the first half of 1997 with the standard 360 Joules monophasic waveform selected. In the second half of 1997, the Company expects to release a software upgrade enabling the VivaLink II to deliver a lower energy optimized waveform, which may be biphasic, as well as the traditional 360 Joule shock.


PUBLIC ACCESS DEFIBRILLATOR. In December 1994, the AHA sponsored a conference regarding Public Access Defibrillation (PAD). PAD refers to the concept of making AEDs available to non-traditional rescuers, ranging from the designated citizen responder (such as a security guard, store manager, flight attendant, shop foreman, or floor captain of an apartment building) to the concerned citizen responder (the first person regardless of training to identify a victim of SCA). The conference resulted in an AHA policy statement endorsing PAD and encouraging individuals and organizations to assist in its adoption. While the Company believes that the VivaLink is nearly suitable for the concerned citizen responder, it still intends to develop a Public Access Defibrillator specifically for this segment.


THE AED MARKET

The Company estimates that worldwide sales of automated external defibrillators were approximately $47.6 million in 1995, or approximately 8,750 units. The Company's sales represented approximately 2.2% of the worldwide AED sales in 1995. The Company believes this market has developed despite the absence of an optimized first responder defibrillator. The market for AEDs can be broadly segmented into the United States out-of-hospital market, the United States hospital market, and the international market. Collectively, these segments amount to approximately 544,400 sites, and certain of these sites may require more than one AED. The Company has sold AEDs into all of the following segments.


UNITED STATES MARKETS

OUT-OF-HOSPITAL MARKET. A high percentage of SCAs occur outside of a hospital. Several studies have shown that early defibrillation has a significant impact on survival from SCA. The AHA has identified the need for early defibrillation and has issued several statements supporting the principle of early defibrillation. At its 1992 national conference, the AHA concluded that all emergency vehicles should be equipped with a defibrillator. In addition, the AHA stated that all personnel whose jobs require that they perform basic CPR be trained to operate and permitted to use defibrillators. In 1995, the AHA further endorsed the principle of early defibrillation by advocating the use of AEDs by laypersons at home and by firefighters, police, security personnel and non-physician care providers in the community. Currently, the use of an AED is governed in many jurisdictions by law and regulation, allowing only adequately trained personnel, such as paramedics and EMTs, to use the devices. The United States Department of Transportation recently revised its guidelines to include AED training for EMTs. As training becomes more widely administered, the Company anticipates the future placement of defibrillators and increased authorization to defibrillate for designated citizen responders and concerned citizen responders.

The out-of-hospital market for AEDs can be further segmented based on the skill levels of these various groups as follows:


       FIRST RESPONDERS. The individuals in a community who are designated to arrive first in response to an emergency call and have a duty to respond are called "first responders." Generally 40 hours of training in basic first aid and CPR is required for these individuals. Typically, first responders are firefighters, police officers, basic life support ambulance personnel and volunteer rescue squad members. First responders are typically the only emergency service personnel who are consistently able to respond to an SCA event within the time limit needed to administer effective defibrillation. Since firefighters, police officers and basic life support personnel are tied into the emergency dispatch network, they are frequently able to respond to calls in less than five minutes. Statistics indicate that there are approximately 75,000 fire vehicles and 15,000 basic life support ambulances in the United States. The Company estimates that only 30% of these vehicles are equipped with defibrillators. The Company also estimates that there are approximately 210,000 marked law enforcement vehicles in the United States capable of carrying an AED. The Company believes that only 2% of these vehicles are presently equipped with AEDs.


       OUT-OF-HOSPITAL MEDICAL FACILITIES. This segment consists of allied medical sites, including clinics, office-based surgical facilities, extended care facilities, nursing homes, assisted living centers, military sites and other locations where professional medical services are provided out of the hospital. These locations have a greater chance of being the site of SCA for a variety of reasons, including the use of anesthesia and the demographics of those under care. The Company estimates that there are more than 190,000 physicians offices, 12,000 assisted living facilities, 16,600 nursing homes, 13,000 oral surgeons, 4,000 urgent care centers and 2,200 surgery centers that are potential sites for placement of AEDs.

       OTHER FACILITIES WITH DESIGNATED RESPONDERS. This segment includes other sites where large numbers of people gather or are isolated from emergency medical services and where designated personnel are trained and responsible for responding to medical emergencies. Such locations include airports, airplanes, corporate medical stations, stadium/arena medical stations, cruise ships, high-rise office buildings and athletic facilities. To date, only a limited number of AEDs have been placed in such locations.

       CONCERNED CITIZEN RESPONDERS/PUBLIC ACCESS. The concerned citizen responder/public access market is anticipated to consist of minimally-trained personnel, such as security personnel, flight attendants, and public facility staff. Through awareness and acceptance, it is believed that concerned citizen responders will emerge as users of AEDs. This market is at an early stage. While its potential size is substantial, there are regulatory, funding, training, legal and awareness issues that limit the use of defibrillators by lay rescuers without supervision by a medical director. The Company believes that AEDs sold to this user group must be easy to use, low maintenance, low cost, and require minimal training.

HOSPITAL MARKET. The hospital market in the United States consists of approximately 5,600 acute care hospitals and 1,000 other hospitals. Traditionally, the hospital market has utilized manual defibrillators requiring the operator to read and interpret a patient's ECG. In addition to an ECG display, many of these devices include additional features, such as printers, manual energy selection, external pacing and cardioversion, which add to the cost, complexity, maintenance and training expenses associated with manual defibrillators. These devices are located on wheeled carts, called "crash carts," containing other needed emergency equipment. When an SCA event occurs, a trained team is alerted and responds by rushing the crash cart from a strategically located position to the SCA victim. The Company believes that the deployment of AEDs in other areas of the hospital will enable hospitals to improve their ability to deliver defibrillation faster and at a lower cost. As hospitals continue to search for areas to reduce health care delivery costs, the cost/benefit of AED use could cause a transition from the use of manual defibrillators in some areas of the hospital to the use of AEDs.


INTERNATIONAL MARKETS

Similar to the endorsement of early defibrillation in the United States, the United Kingdom and Canada have embraced this concept. The European Resuscitation Council has endorsed early defibrillation concepts similar to those of the AHA. Adoption of early defibrillation in other countries is an emerging concept.


MARKETING, DISTRIBUTION, AND SALES

The Company focuses its marketing and sales efforts on and has sold the VivaLink to police and fire departments, basic life support ambulance services, hospitals, out-of-hospital medical facilities and commercial and industrial sites. The Company uses a complementary set of distribution channels, including an internal sales force, distributors and manufacturer's representatives. The Company currently has three regional sales managers, four direct sales representatives, six manufacturer's representative organizations and 39 distributors. The Company intends to significantly expand its distribution network. The Company's strategy has evolved from reliance on a sole distributorship which was terminated in January 1996. Sales to the Company's former sole distributor represented 81% of the Company's net sales in 1995.

Internationally, the Company has signed a worldwide, non-exclusive agreement with Vida Medizinelektronik GmbH ("Vida"), a manufacturer and distributor of a variety of electromedical equipment, including manual defibrillators. Vida is currently distributing the Company's products through its dealers in the United Kingdom, Australia and Northern Africa and plans to distribute the VivaLink, pending regulatory approval, through its dealer network in Western Europe and other regions.

There can be no assurance that the Company will be able to strengthen its distribution or maintain its existing distribution network. Further, international distribution will depend significantly on the ability of the Company to obtain required regulatory approvals in foreign countries. There can be no assurance that the Company will be able to obtain necessary foreign regulatory approvals or that international distributors will devote adequate resources to selling the Company's products. Because the concept of early defibrillation is not as advanced throughout the rest of the world, the Company anticipates that the international market will develop at a slower rate than the domestic market. See "Risk Factors -- Limited Marketing and Manufacturing Experience."


CUSTOMER SERVICE

The Company is committed to rapid response to customer service requests. A Company representative is available 24 hours a day, 7 days a week. Most customer service calls can be resolved over the telephone. If factory service is necessary, the Company is committed to 24 hour delivery of an AED loaner. The customer's unit will then be repaired or replaced. The Company's standard warranty covers parts and labor for one year.


MANUFACTURING

Manufacturing operations performed at the Company's headquarters consist primarily of final assembly and testing of the VivaLink and related accessories. The Company believes that it has sufficient manufacturing capacity for the foreseeable future. The Company believes that it is in compliance with FDA good manufacturing practices and has established a goal for obtaining ISO 9001 certification by mid-1997.

The VivaLink was designed with the goal of minimizing manufacturing cost and production time. The Company believes that this design gives it a competitive advantage in cost of goods and production time, which should enhance the Company's ability to respond rapidly to changes in market demand. The VivaLink primarily utilizes standard components and consists of a molded case, electronic circuit boards and wire harness assemblies.

As part of the Company's strategy, the Company outsources circuit boards, cable assemblies, electrodes and plastic injection-molded parts. The Company has formed relationships with external suppliers to ensure the cost-effective procurement of high quality materials and components. This allows the Company to benefit from greater purchasing power, economies of scale and technical competencies of industry specialists. Electrodes and certain other materials and components used in the Company's products are purchased from single sources. The Company believes that additional sources for such components and materials could be utilized if necessary. However, there can be no assurance that alternative sources of supply will be available if needed. The success of the Company depends, in part, on its ability to increase production and maintain access to adequate production components and materials. Shortages or poor quality of materials and components could have a material adverse effect on the Company's business, operating results or financial condition. While the Company seeks to maintain an inventory of components sufficient for its anticipated needs, certain components are subject to long lead times and, accordingly, the Company's ability to expand production rapidly could be limited by the availability of such components. The expansion of the Company's manufacturing operations is subject to a number of other risks. See "Risk Factors -- Limited Marketing and Manufacturing Experience; -- Management of Growth; and -- Dependence on Principal Suppliers."


RESEARCH AND DEVELOPMENT

The Company is committed to continued product innovation in external defibrillation and enhancement of existing products. The Company's primary product development effort is focused on the VivaLink II, a versatile platform capable of multiple waveforms and high/low energy output. The Company believes that this product will provide AED users the capability of optimizing energy and waveform delivery under software control without expensive factory upgrades or replacement units. The Company is also actively studying waveform efficacy in order to identify and develop an optimized waveform technology for transthoracic defibrillation. Product development expenses are generally incurred for product design and qualification, manufacturing process development and validation, clinical trials, and governmental approvals. For the years ended December 31, 1993, 1994 and 1995, the Company's research and development expenditures were approximately $277,000, $648,000 and $688,000, respectively. The Company's research and development expenses are expected to increase as the Company continues its current product development plans.


PATENTS AND PROPRIETARY TECHNOLOGY

The Company's success will depend in part on its ability to obtain patent protection for its products and processes, to preserve its trade secrets and to operate without infringing the proprietary rights of third parties. The Company's strategy is to actively pursue patent protection in the United States and selected foreign jurisdictions for technology that it believes to be proprietary and that offers a potential competitive advantage for its products. The Company currently holds three U.S. patents and has received notice of allowance on two additional U.S. patents.

The first patent relates to specialized electrode packaging; this invention allows the electrodes to be preconnected to the VivaLink and the unit to complete its daily self test. The Company's second patent covers the Company's high voltage circuit; this invention allows for a reduction in the cost of the high voltage components, which the Company believes gives it a manufacturing cost advantage. The third patent covers a novel method for protecting the patient from electrical leakage currents and circuit malfunctions; the Company believes this invention has broad applications and may have value in licensing rights to manufacturers of both implantable and external defibrillators. The fourth and fifth patents, for which notices of allowance have been received, address the design of the VivaLink and its soft-sided carrying bag. The Company has 23 additional patents pending in the United States and six internationally. The patents pending address such items as the user interface, self-testing features, electrodes, unique electrical circuits, and advanced waveform technologies as well as continuations on previously issued patents. The Company plans to file additional patent applications to seek protection for other proprietary aspects of its technology in the future.

There can be no assurance that any patents from pending patent applications or from any future patent application will be issued, that the scope of any patent protection will exclude competitors or provide competitive advantages to the Company, that any of the Company's patents will be held valid if subsequently challenged or that others will not claim rights in or ownership of the patents and other proprietary rights held by the Company. In addition, the laws of certain foreign countries do not protect the Company's intellectual property rights to the same extent as do the laws of the United States. Litigation or regulatory proceedings, which could result in substantial costs and uncertainty to the Company, may also be necessary to enforce patent or other intellectual property rights of the Company or to determine the scope and validity of other parties' proprietary rights. There can be no assurance that third parties will not assert infringement claims in the future with respect to the Company's current or future products or that any such claims will not require the Company to enter into license arrangements or result in litigation, regardless of the merits of such claims. No assurance can be given that any necessary licenses can be obtained on commercially reasonable terms, or at all. Should litigation with respect to any such claims commence, such litigation could be extremely expensive and time consuming and could have a material adverse effect on the Company's business, financial condition or results of operations regardless of the outcome of such litigation. See "Risk Factors -- Reliance on Proprietary Technology; Uncertainty of Proprietary Rights Protection."


COMPETITION

The market for AEDs is highly competitive. The Company competes with a number of companies, some of which may have significantly greater financial, technical, research and development, and marketing and sales resources than the Company. Competition for AED sales comes from established defibrillator manufacturers, including Physio-Control International Corporation, Laerdal Medical, Inc., Marquette Electronics, Inc. and Zoll Medical Corporation. Physio-Control, Laerdal and Marquette have developed AEDs based on the technology platforms of earlier defibrillators. The Company believes these AEDs, while an improvement over manual defibrillators, have complexities which inhibit their widespread use by first responders, future designated citizen responders or concerned citizen first responders. A recently announced AED designed for use by first responders by a development stage company, Heartstream, Inc., is expected to be introduced in 1996. In addition, the Company expects additional competitive product entrants from established and new defibrillator manufacturers.

The Company believes that the key issues for customers in selecting an AED include ease of use, ease of maintenance, purchase price, training cost, reliability and field service. The Company believes that the VivaLink and related accessories compete favorably in these areas. There can be no assurance, however, that superior defibrillation technologies or products will not be developed by the Company's current competitors or others or that alternative therapies or approaches, including pharmaceutical or other alternatives, will not render the Company's technology or products under development obsolete or noncompetitive, which could have a material adverse effect on the Company's business, operating results or financial condition. See "Risk Factors -- Intense Competition and -- Technological Change and Product Obsolescence."


GOVERNMENT REGULATION

The medical devices developed, manufactured and marketed by the Company are subject to extensive and rigorous regulation by the FDA and similar agencies in other countries. The FDA granted 510(k) marketing clearance for the VivaLink in February 1995, enabling the Company to begin marketing of the device in the United States. The Company is registered as required by Canadian regulations. In the United Kingdom, the Company is in the final stages of review by the British Standards Institute. The Company is working in conjunction with its European distributor to obtain a CE mark for the VivaLink.

Pursuant to the Federal Food, Drug, and Cosmetic Act of 1976, as amended, and the regulations promulgated thereunder (the "Act"), the FDA regulates the design, clinical testing, manufacture, labeling, distribution, and promotion of medical devices. Noncompliance with applicable requirements can result in, among other things, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure of the government to grant necessary approvals, withdrawal of marketing approvals and criminal prosecution. The FDA also has the authority to request repair, replacement or refund of the cost of any device manufactured or distributed by the Company. In the United States, medical devices are classified into one of three classes, Class I, II, or III, on the basis of the controls deemed necessary by the FDA to reasonably assure their safety and effectiveness. Under FDA regulations, Class I devices are subject to general controls (for example, labeling, pre-market notification and adherence to GMP) and Class II devices are subject to general and special controls (for example, performance standards, post-market surveillance, patient registries and FDA guidelines). Generally, Class III devices are those which must receive pre-market approval by the FDA to ensure their safety and effectiveness (for example, life-sustaining, life-supporting and implantable devices, or new devices which have not been found substantially equivalent to legally marketed devices). The FDA has also recently established a task force, which is considering requiring post-market studies in an effort to obtain better data on the safety of AEDs and their diagnostic algorithms. Such post-market studies may result in the imposition of additional regulatory requirements on the Company.

Before a new medical device can be introduced into the U.S. market, the manufacturer must generally obtain FDA clearance through either a 510(k) notification or Pre-Market Approval ("PMA"). A 510(k) clearance will be granted if the submitted information establishes that the proposed device is "substantially equivalent" to a legally marketed Class I or II medical device, or to a Class III medical device for which the FDA has not called for PMAs.

The Company is also subject to state regulations in the United States. Many states have enacted laws and regulations regarding emergency medical services. In some states, defibrillation therapy, including the use of AEDs, has been limited to specified categories of trained personnel. In some cases, specific features are identified as required for external defibrillators, which may not currently be part of the VivaLink. There is no assurance that such restrictions or laws will be changed, which could have a material adverse effect on the Company's ability to market its products in certain states.

In order for the Company to market the VivaLink and its related accessories in Europe and certain other foreign countries, the Company and its distributors and agents must obtain required regulatory approvals and clearances specific to those jurisdictions. These regulations and marketing clearance protocols are specific to each country. There can be no assurance the Company will be able to obtain required regulatory approvals or that it will not incur significant costs in obtaining such approvals. Delays in receipt of such approvals could significantly impact the Company's ability to market its products internationally and could have a material adverse effect on the Company's business, operating results or financial condition.

The European Union has promulgated rules which require that medical products receive by mid-1998 the right to affix the CE mark, an international symbol of adherence to quality assurance standards and compliance with applicable European medical device directives. In order to obtain the right to affix the CE mark to the VivaLink or other Company products, the Company must obtain certification that its processes meet European quality standards. Failure to obtain certification will prohibit the Company from obtaining the CE mark and marketing its products in the member European Union countries. There can be no assurance that the Company will be successful in obtaining the required certifications or CE mark.

The Company is working in conjunction with Vida, its European distributor, to obtain a CE mark for the VivaLink. A final decision on this is expected in the third quarter of 1996. The Company has also engaged T\(V Product Services in Munich, Germany to obtain regulatory approval to market the VivaLink II in Germany and other European Union member countries. See "Risk Factors -- Strict Government Regulation; Need for Additional Regulatory Approvals."


PRODUCT LIABILITY

The Company inherently faces the potential business risk of product liability claims in the event that use of its products results in personal injury or death. There can be no assurance that the Company will not be subjected to such claims and losses related to such claims. The Company currently maintains product liability insurance with coverage limits of $1 million per occurrence and $1 million in the aggregate. There can be no assurance that the coverage limits of the Company's insurance policies will be adequate. Product liability insurance is expensive, difficult to obtain, and may not be available in the future to the Company. To date, there have not been any product liability claims asserted against the Company. Any claims asserted against the Company could have a material adverse effect on the Company's business, results of operations or financial condition. See "Risk Factors -- Product Liability."


EMPLOYEES

At April 30, 1996, the Company had approximately 40 full-time employees, of whom 17 were involved in research and development, 9 in sales and marketing, 8 in manufacturing, and 6 in administration and management. None of the Company's employees is represented by a labor union or is covered by a collective bargaining agreement. The Company has not experienced any work stoppages and believes its employee relations to be good.

The Company expects to hire additional employees during the next twelve months, principally in sales, manufacturing and product development. See "Risk Factors -- Management of Growth; -- Dependence on Key Management."


FACILITIES AND EQUIPMENT

The Company is headquartered in a leased facility of 10,625 square feet located at 5420 Feltl Road, Minnetonka, Minnesota. The facility is leased pursuant to a five-year lease that expires August 31, 1999. The Company has signed an addendum to the lease for an additional 7,633 square feet adjacent to the existing facility. The Company intends to occupy the additional space beginning in July 1996. The Company believes these facilities are adequate space for its current and reasonably foreseeable needs.


LITIGATION

The Company is not a party to any material legal proceedings.


                                  MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES
The directors, executive officers and key employees of the Company are as follows:


NAME                        AGE                POSITION WITH COMPANY


Byron L. Gilman             50    Chairman, Chief Executive Officer and Director
Kenneth F. Olson            34    Vice President of Operations
R. Eric Bosler              28    Chief Financial Officer
Douglas M. Graham           46    Director of Sales
Thomas K. Klein             45    Director of Marketing
James E. Brewer             43    Director of Research and Regulatory Affairs
Richard B. Emmitt           51    Director
David S. Goldsteen, M.D.    42    Director
Karl J.F. Kroll             34    Director
Mark W. Kroll, Ph.D.        43    Director
Kenneth C. Maki             48    Director
Warren S. Watson            44    Director



BYRON L. GILMAN, a founder of the Company, has been Chairman, Chief Executive Officer and a Director of the Company since its inception in April 1992. From 1990 to December 1992, Mr. Gilman served as an independent consultant in the biomedical field. From 1987 to 1990, Mr. Gilman was Vice President of Product Development and a director of Medilase Inc. (now Clarus Medical), a laser angioplasty company, of which he was a co-founder.

KENNETH F. OLSON has been Vice President of Operations of the Company since July 1995, and served as Director of Engineering of the Company from January 1993 to July 1995. From June 1992 to December 1992 Mr. Olson was a Senior Design Engineer for Ancor Communications, a high speed communications switching company. From June 1990 to June 1992 Mr. Olson was a Senior Design Engineer for Network Systems Corp., a computer network design company.

R. ERIC BOSLER has been Chief Financial Officer of the Corporation since March 1996, and served as Controller of the Company from July 1994 to March 1996. Mr. Bosler was employed by Ernst & Young LLP from July 1993 to July 1994 as an auditor. From March 1991 to June 1993, Mr. Bosler was enrolled as a student in the Masters of Business Administration program at the University of Denver. Mr. Bosler is a certified public accountant.

DOUGLAS M. GRAHAM has been Director of Sales of the Company since June 1995. Mr. Graham was employed by Aerosport as Director of Sales from December 1994 to June 1995. Prior to Aerosport, Mr. Graham was employed by Medical Graphics Corporation, a manufacturer of cardiac stress testing equipment, as Sales Director from August 1993 to August 1994 and was not employed from September 1994 to December 1994. From November 1986 to July 1993 Mr. Graham was employed as a District Manager by Siemens Burdick, Inc., a manufacturer of cardiac monitoring equipment.

THOMAS K. KLEIN has been Director of Marketing of the Corporation since February 1996. From 1990 to February 1996, Mr. Klein was Vice President, Marketing and Customer Service of Recovery Engineering, Inc., a manufacturer of small-scale drinking water systems.

JAMES E. BREWER has been Director of Research and Regulatory Affairs of the Company since October 1995. From June 1993 to October 1995, Mr. Brewer was a Senior Research Scientist for Angeion Corp., a manufacturer of implantable defibrillators. From March 1987 to May 1993, Mr. Brewer was Vice President of Research for Vital Heart Systems, a manufacturer of signal averaging ECG equipment.

RICHARD B. EMMITT has been a Director of the Company since December 1995. Mr. Emmitt has been an investment manager with The Vertical Group, L.P., a private investment entity, since 1989. He is also a director of Xomed Surgical Products, Inc. and Cardiotronics Systems, Inc.

DAVID S. GOLDSTEEN, M.D., has been a Director of the Company since June 1994. Dr. Goldsteen has been Medical Director of Healthspan Transportation, a wholly owned subsidiary of Allina Health Systems, since 1987. Dr. Goldsteen has also been the President and Chief Executive Officer of Global Capital Investments, a merchant banking firm, since 1995. Dr. Goldsteen currently serves on the Board of Directors of TraceNet Technology, Inc. and is the Chairman of the Board of Advanced Vascular Systems, Inc.

KARL J.F. KROLL, a founder of the Company, has been a Director of the Company since its inception in April 1992. Mr. Kroll has been employed as a mechanical engineer, by Intercomp Co., a manufacturer of portable scales for the transportation industry since November 1994. From June 1990 to November 1994, Mr. Kroll was employed by Dahlberg, Inc., a manufacturer of hearing aids, as a mechanical engineer.

MARK W. KROLL, PH.D., a founder of the Company, has been a Director of the Company since its inception in April 1992. Since October 1995, Dr. Kroll has been employed by Pacesetter, Inc., a St. Jude Medical company, as a Vice President of the tachycardia business unit. From 1991 to October 1995, he was employed by Angeion Corporation, an implantable defibrillator/medical device development company, most recently as Vice President of Research and Product Planning. Mr. Kroll holds a Ph.D. in Mathematics.

KENNETH C. MAKI, a founder of the Company, has been a Director of the Company since its inception in April 1992. Mr. Maki has been Chief Executive Officer of Tekna-Seal, Inc., a manufacturer of electronic seals for medical and industrial equipment, since December 1994. From 1982 to December 1994, he was Chief Executive Officer of Tau-Med, Inc., a manufacturer's representative for sales of medical equipment.

WARREN S. WATSON has been a Director of the Company since June 1994. Mr. Watson has been employed by Medtronic, Inc. since 1976, in various positions, and he currently serves as Vice President and General Manager of Brady Leads for Medtronic, Inc., a manufacturer of medical devices.

Directors of the Company are elected annually to serve until the next annual meeting of shareholders. Certain shareholders have the right to nominate persons to serve on the Company's Board of Directors, and the Company has agreed to use its best efforts to secure the election of such nominees to the Board of Directors. Dr. Goldsteen, Mr. Emmitt and Mr. Watson have been elected directors of the Company pursuant to such arrangements. See "Certain Transactions." These arrangements will terminate upon the closing of this offering. Karl J.F. Kroll and Mark W. Kroll are brothers.


COMMITTEES OF BOARD OF DIRECTORS

The Board of Directors has established a Compensation Committee and an Audit Committee, each of which consists of independent, non-management members of the Board. The Audit Committee, consisting of Mr. Emmitt, Dr. Goldsteen and Mr. Maki, is responsible for recommending independent auditors, reviewing with the independent auditors the scope and results of the audit engagement, establishing and monitoring the Company's financial policies and control procedures, and reviewing and monitoring the provision of non-audit services by the Company's auditors. The Compensation Committee, consisting of Dr. Goldsteen, Dr. Mark Kroll and Mr. Watson, determines and establishes the salaries, bonuses and other compensation of the executive officers of the Company and administers the Company's stock option program.


SCIENTIFIC ADVISORS

The Company has established a Scientific Advisory Board ("SAB") to assist the Company's development team. Specifically, the role of the SAB is to help in establishing product requirements, usage protocols and features required in pre-hospital defibrillation; contribute technical expertise to the design of the AED; and assist with design and implementation of product testing. Dr. G. Patrick Lilja, Dr. Charles D. Swerdlow, and Dr. Patrick J. Tchou are currently members of the SAB. Dr. Lilja is the Chief of the Department of Emergency Medicine at North Memorial Medical Center in Minneapolis, Minnesota. Dr. Swerdlow is Clinical Associate Professor of Medicine at UCLA Medical School and Cedars-Sinai Medical Center in Los Angeles, California. Dr. Tchou is the Head of Cardiac Electrophysiology for the Cleveland Clinic Foundation in Cleveland, Ohio.


EXECUTIVE COMPENSATION

The following Summary Compensation Table sets forth certain information regarding compensation earned by or awarded to Byron L. Gilman for the years ended December 31, 1995, 1994 and 1993. No other executive officer has earned or been awarded annual compensation in excess of $100,000.

                                                                   LONG-TERM
                                               ANNUAL             COMPENSATION
                                            COMPENSATION             AWARDS
NAME AND PRINCIPAL POSITION     YEAR     SALARY      BONUS          OPTIONS

Byron L. Gilman                 1995    $106,500    $13,300          50,000
 Chairman of the Board and      1994    $ 84,000         --              --
 Chief Executive Officer        1993    $ 84,000         --              --


The following table sets forth certain information regarding stock options granted to the executive officer named in the Summary Compensation Table during the Company's fiscal year ended December 31, 1995.

                      OPTION GRANTS IN LAST FISCAL YEAR

                                       INDIVIDUAL GRANTS
                                                                                POTENTIAL REALIZABLE
                                                                                  VALUE AT ASSUMED
                                                                                  ANNUAL RATES OF
                                  PERCENT OF TOTAL                                     STOCK
                                   OPTIONS GRANTED                               PRICE APPRECIATION
                                         TO           EXERCISE                          FOR
                     OPTIONS        EMPLOYEES IN        PRICE     EXPIRATION       OPTION TERM(1)
NAME               GRANTED (#)       FISCAL YEAR       ($/SH)        DATE        5% ($)     10% ($)
Byron L.
 Gilman             50,000(2)           33.4%           $3.00      01/04/05     $94,334    $239,061

(1) Represents the potential net realizable value of each grant of options assuming that the market price of the underlying common stock appreciates in value from its fair market value on the date of grant to the end of the option term at the indicated annual rates.

(2) Mr. Gilman was granted an option for 50,000 shares of Common Stock on September 15, 1995. Such option vests with respect to 25% of the option shares on the first, second, third and fourth anniversaries of the grant date.

The following table sets forth certain information regarding the number and value of unexercised stock options held by the executive officer named in the Summary Compensation Table as of the end of the Company's fiscal year ended December 31, 1995.

               AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                          AND YEAR-END OPTION VALUES

                                                                                    VALUE OF UNEXERCISED
                     SHARES                        NUMBER OF UNEXERCISED            IN-THE-MONEY OPTIONS
                    ACQUIRED        VALUE         OPTIONS AT YEAR-END (#)            AT YEAR-END ($)(1)
NAME               ON EXERCISE     REALIZED    EXERCISABLE    UNEXERCISABLE    EXERCISABLE     UNEXERCISABLE

Byron L.
 Gilman                 0             $0            0             50,000            $0           $150,000




(1) Based on the difference between the assumed public offering price of $6.00 per share and the exercise price of the options multiplied by the number of shares underlying the option. The executive officer named in the table did not exercise any stock options during the year ended December 31, 1995.


EMPLOYMENT AGREEMENT

         Mr. Gilman has entered into an employment agreement with the Company, effective May 2, 1996, for an initial term of three years, with automatic one-year extensions of the term on each anniversary date of the agreement. The agreement provides for a base salary of not less than $120,000 annually. In the event Mr. Gilman's employment is terminated by the Company without "cause" (as defined in the agreement), and not due to death or disability, his salary will continue for a period of 12 months after the date of termination. If, after a "change in control" (as defined in the agreement), Mr. Gilman's employment is terminated by the Company without "cause" and not due to death or disability, or is terminated by Mr. Gilman for good reason (as specified in the agreement), his salary will continue through the end of the scheduled employment term or, if longer, for a period of 12 months after the date of termination. The agreement prohibits Mr. Gilman from competing with the Company for a period of 12 months after termination of employment.


STOCK OPTIONS

The Company's 1992 Stock Option and Incentive Plan (the "Option Plan") was adopted by the Board of Directors of the Company and approved by the shareholders in 1992. The Option Plan permits the granting of awards to employees and consultants of the Company in the form of stock options and grants of restricted stock. As of the date of this Prospectus, a total of 1,000,000 shares of the Company's Common Stock has been reserved for issuance pursuant to awards granted under the Option Plan. As of the date of this Prospectus, 447,500 shares were subject to outstanding stock options under the Option Plan, and 518,000 shares were available for grant. Options for a total of 34,500 shares have been exercised under the Option Plan. The exercise prices for currently outstanding stock options range from $1.00 to $6.00 per share. Options granted under the Option Plan generally expire five or ten years from the date of grant or, if earlier, upon termination of employment.

The Option Plan is administered by the Board of Directors of the Company (the "Board"), or by a committee appointed by the Board. The Option Plan gives broad powers to the Board to administer and interpret the Option Plan, including the authority to select the individuals to be granted options and to prescribe the particular form and conditions of each option granted. Options may be granted pursuant to the Option Plan through May 22, 2002. The Option Plan may be terminated earlier by the Board of Directors in its sole discretion.

The Company has also granted non-qualified stock options, not under the Option Plan, to certain consultants to the Company in lieu of cash compensation for their services. At the date of this Prospectus, 362,538 shares were subject to such options, at exercise prices ranging from $.10 to $4.00 per share. Such options generally expire five years from the date of grant.


                             CERTAIN TRANSACTIONS

From December 1993 through March 1994, the Company conducted a private placement in which it sold an aggregate of 268,999 shares of Common Stock at a price of $1.50 per share. In December 1993, Dr. David Goldsteen acquired an aggregate of 33,333 shares of Common Stock in such offering. In addition, in exchange for Dr. Goldsteen's consent to the immediate use by the Company of the funds provided by Dr. Goldsteen pending the sale of the minimum number of shares in such offering, the Company issued to Dr. Goldsteen warrants exercisable through December 1998 for the purchase of an additional 33,333 shares of Common Stock at a price of $1.50 per share, and granted to Dr. Goldsteen the right to make a further investment of up to $500,000 within a period of two months after completion of such offering. Pursuant to such investment right, Dr. Goldsteen and others invested an aggregate of $340,000 in May 1994, as described below, following the Company's sale of Common Stock to Medtronic, Inc. in April 1994.

In April 1994, the Company entered into an agreement with Medtronic, Inc. pursuant to which it sold to Medtronic 200,000 shares of Common Stock at a purchase price of $1.50 per share, and a warrant exercisable through April 1999 for the purchase of an additional 75,000 shares of Common Stock at a price of $1.50 per share. The holder of the warrant has demand registration rights that may be exercised one time, and "piggy-back" registration rights that may be exercised from time to time, prior to April 1999. In addition, the agreement provides that, so long as Medtronic owns at least 100,000 shares of Common Stock, Medtronic will have the right to nominate one person to serve on the Company's Board of Directors, and the Company will use its best efforts to secure the election of such nominee to the Board of Directors. In June 1994, Mr. Watson was elected to the Board of Directors pursuant to this arrangement. This arrangement will terminate upon the closing of this offering.

In May 1994, the Company entered into agreements with Dr. Goldsteen and other private investors for the sale of an aggregate of 226,667 shares of Common Stock at a purchase price of $1.50 per share, and warrants exercisable through May 1999 for the purchase of an additional 85,000 shares of Common Stock at a price of $1.50 per share. Pursuant to such agreements, Dr. Goldsteen acquired 133,333 shares of Common Stock and warrants for an additional 50,000 shares, and four other investors acquired an aggregate of 93,334 shares of Common Stock and warrants for an additional 35,000 shares. The holders of the warrants have demand registration rights that may be exercised one time, and "piggy-back" registration rights that may be exercised from time to time, prior to April 1999. In addition, the agreements provide that, so long as such investors, as a group, own at least 100,000 shares of Common Stock, they will have the right to nominate one person to serve on the Company's Board of Directors, and the Company will use its best efforts to secure the election of such nominee to the Board of Directors. In June 1994, Dr. Goldsteen was elected to the Board of Directors pursuant to this arrangement. This arrangement will terminate upon the closing of this offering.

In September 1994, the Company offered Units (each Unit consisting of one share of Common Stock and one Common Stock Purchase Warrant) for sale to its existing shareholders at $2.25 per Unit. The sale of Units was completed in October 1994. An aggregate of 153,778 Units was sold, resulting in net proceeds to the Company of approximately $336,000. Mr. Gilman and Dr. Goldsteen purchased 11,000 Units and 2,000 Units, respectively. Medtronic, Inc. purchased 33,333 Units.

In mid-1995, the Company secured $305,000 in bridge loans for working capital purposes. The loans were unsecured, bore interest at the prime rate plus two percent, and were payable on demand. The loans included, as additional compensation to the lenders, warrants for the purchase of 203,333 shares of Common Stock. In addition, in May 1995, certain key employees of the Company agreed to defer their salaries pending the sale of the minimum number of shares in a private placement of Common Stock of the Company conducted during the period from June to December 1995. The minimum number of shares was sold and the deferred salaries were repaid in September 1995. In consideration for the salary deferral, each of the key employees received warrants entitling such employee to purchase 33 shares of Common Stock for each $100 of salary that was deferred. An aggregate of $193,968 in bridge loans was converted into 64,556 shares of Common Stock, and the remainder of the bridge loans were repaid, with interest, from proceeds of the Company's 1995 private placement of Common Stock. Pursuant to these arrangements, warrants and options, exercisable at a price of $3.00 per share, were received by Dr. Goldsteen (33,334 shares), Mr. Gilman (12,834 shares directly and 13,333 shares indirectly by a family trust), Mr. Bosler (3,184 shares), Mr. Mark Kroll (3,333 shares), and Mr. Olson (5,866 shares).

From June 1995 to December 1995, the Company conducted a private placement of Common Stock, pursuant to which it sold an aggregate of 1,686,011 shares of common stock at a price of $3.00 per share. On September 6, 1995, the Company sold 250,000 shares ($750,000) to The Vertical Group, a venture capital firm, at a price of $3.00 per share. The subscription from The Vertical Group comprised the minimum number of shares required for the first closing of the offering. The Vertical Group subsequently purchased an additional 76,000 shares in the offering. In connection with the initial sale to The Vertical Group, the Company agreed that The Vertical Group may nominate one person to serve as a director of the Company and that the Company will use its best efforts to cause such nominee to be elected to the Board of Directors. Such right shall continue until such time as The Vertical Group's percentage ownership of the Company's Common Stock is reduced to less than 2.9%. In December 1995, Mr. Emmitt was elected to the Board of Directors pursuant to this arrangement. The Vertical Group also has the right to be represented at meetings of the Board of Directors by an additional observer. This arrangement will terminate upon the closing of this offering.

On June 5, 1996, the Company obtained a $1.0 million bridge loan from Medtronic, Inc., an existing shareholder of the Company. The bridge loan is evidenced by a promissory note that is payable in May 1997 or upon the closing of this offering, if earlier, and bears interest at a rate of prime plus 3% (currently 11.25%) per annum. In addition, the Company has granted to Medtronic, Inc., in connection with the bridge loan, a five-year warrant to purchase 100,000 shares of Common Stock at an exercise price equal to the initial public offering price. Including the warrants issued in connection with the bridge loan, Medtronic, Inc. beneficially owns approximately 10.4% of the Company's Common Stock prior to this offering. Warren S. Watson, a director of the Company, is an officer of Medtronic, Inc.


                            PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of shares of Common Stock of the Company by each director of the Company, by each executive officer named in the compensation table, by all directors and executive officers of the Company as a group, and by each shareholder known by the Company to own beneficially more than five percent (5%) of the outstanding shares of the Company's Common Stock as of the date of this Prospectus. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to such shares.

                                         NUMBER OF SHARES    PERCENT OF OUTSTANDING SHARES(1)
NAME AND ADDRESS OF BENEFICIAL OWNER    BENEFICIALLY OWNED  BEFORE OFFERING   AFTER OFFERING


DIRECTORS AND EXECUTIVE OFFICERS:
  Byron L. Gilman (2)(3)                      378,072              8.9%              6.1%
   5420 Feltl Road
   Minnetonka, Minnesota 55343

  Richard B. Emmitt (3)(4)                    334,000              7.9%              5.4%
   18 Bank Street
   Summit, New Jersey 07901

  David S. Goldsteen, M.D. (3)                310,333              7.2%              4.9%
   4885 E. Lake Harriet Parkway
   Minneapolis, Minnesota 55409

  Karl J.F. Kroll, Ph.D. (3)(5)               181,667              4.3%              2.9%
   6427 Ithaca Lane N.
   Maple Grove, Minnesota 55311


  Mark W. Kroll, Ph.D. (3)                    118,500              2.8%              1.9%
   15900 Valley View Court
   Sylmar, California 91392


  Kenneth C. Maki (3)                         139,667              3.3%              2.2%
   505 N.W. 127th Lane
   Coon Rapids, Minnesota 55433


  Warren S. Watson (6)                             --               --                --
   7000 Central Avenue N.E.
   Fridley, Minnesota 55432

  All directors and executive
   officers                                 1,520,812             33.8%             23.4%
   as a group (9 individuals) (3)


OTHER PRINCIPAL SHAREHOLDERS:


  Medtronic, Inc. (7)                         459,666             10.4%              7.2%
   7000 Central Avenue N.E.
   Fridley, Minnesota 55432

  Vertical Fund Associates, L.P. (8)          326,000              7.8%              5.3%
   18 Bank Street
   Summit, New Jersey 07901



*Less than one percent



(1) Based on 4,196,257 shares outstanding as of the date of this Prospectus and 6,196,257 shares outstanding after the offering. Does not include (i) 965,500 shares available for issuance under the Company's 1992 Stock Option and Incentive Plan, of which 447,500 shares are subject to options currently outstanding; (ii) 362,538 shares issuable upon exercise of options granted to consultants, contract advisors or employees in lieu of cash compensation for services to the Company; (iii) 668,995 shares issuable upon exercise of outstanding warrants to purchase Common Stock. Each figure showing the percentage of outstanding shares owned beneficially has been calculated by treating as outstanding and owned the shares which could be purchased by the indicated person(s) within 60 days upon the exercise of existing stock options and warrants.


(2) Includes 26,739 shares held by a trust for members of Mr. Gilman's family, of which he is the Trustee.

(3) Includes shares of Common Stock which could be purchased within 60 days upon the exercise of existing stock options or warrants, as follows: Mr. Gilman, 16,834 shares directly and 23,333 shares by a family trust; Mr. Emmitt, 8,000 shares; Dr. Goldsteen, 136,667 shares; Mr. Karl Kroll, 23,000 shares; Dr. Mark Kroll, 21,333 shares; Mr. Maki, 23,000 shares; and all directors and executive officers as a group, 297,467 shares.

(4) Includes 326,000 shares held by Vertical Fund Associates, L.P., of which Mr. Emmitt is managing partner.

(5) Includes 7,500 shares held by members of Mr. Karl Kroll's family.


(6) Does not include shares held by Medtronic, Inc., of which Mr. Watson is an officer.

(7) Includes 226,333 shares of Common Stock which could be purchased within 60 days upon the exercise of existing stock warrants.

(8) Said shares are also included in the number of shares beneficially owned by Mr. Emmitt.


                         DESCRIPTION OF CAPITAL STOCK

COMMON STOCK

The Company is authorized to issue up to 50,000,000 shares of Common Stock, par value $.01 per share. As of April 30, 1996, there were 4,196,257 shares outstanding and approximately 215 holders of record of the Company's Common Stock. The Board of Directors has the authority to establish additional classes of stock. See "Undesignated Preferred Stock."

Holders of Common Stock are entitled to receive such dividends as are declared by the Board of Directors of the Company out of funds legally available for the payment of dividends. In the event of any liquidation, dissolution or winding up of the Company, the holders of Common Stock will be entitled to receive a pro rata share of the net assets of the Company remaining after payment or provision for payment of the debts and other liabilities of the Company. Holders of Common Stock are entitled to one vote per share in all matters to be voted upon by shareholders. There is no cumulative voting for the election of directors, which means that the holders of shares entitled to exercise more than 50% of the voting rights in the election of directors are able to elect all of the directors. Holders of Common Stock have no preemptive rights to subscribe for or to purchase any additional shares of Common Stock.

All of the outstanding shares of Common Stock are fully paid and non-assessable, and the shares offered hereby will be fully paid and non-assessable. Holders of Common Stock of the Company are not liable for further calls or assessments.


UNDESIGNATED PREFERRED STOCK
The Company's Board of Directors is authorized, without further shareholder action, to establish various series of Preferred Stock from time to time and to determine the rights, preferences and privileges of any wholly unissued series, including, among other matters, any dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms, the number of shares constituting any such series, and the description thereof, and to issue any such shares. Although there is no current intention to do so, the Board of Directors of the Company may, without shareholder approval, issue shares of a class or series of preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of the Common Stock and may have the effect of delaying, deferring or preventing a change in control of the Company.


OUTSTANDING OPTIONS AND WARRANTS

The Company has reserved an aggregate of 1,000,000 shares for issuance under its 1992 Stock Option and Incentive Plan. At the date of this Prospectus, options for 447,500 shares were outstanding under the Plan. In addition, stock options for an aggregate of 362,538 shares had been granted, not under the Plan, to consultants, contract advisors or employees in lieu of cash in exchange for services. In connection with prior financing transactions, the Company has issued warrants for the purchase of an aggregate of 668,995 shares of Common Stock. See "Management -- Stock Options" and "Certain Transactions."


CERTAIN PROVISIONS OF MINNESOTA LAW

Minnesota law contains certain provisions, described below, that could delay, defer or prevent a change in control of the Company and could have the effect of making it more difficult to acquire the Company or remove incumbent management.

Section 302A.671 of the Minnesota Statutes applies, with certain exceptions, to any acquisition of voting stock of the Company from a person other than the Company, and other than in connection with certain mergers and exchanges to which the Company is a party, resulting in certain percentages of voting control of the Company (in excess of 20%, 33-1/3% or 50%) by such acquiring person.
Section 302A.671 requires approval of any such acquisitions by a majority vote of the shareholders of the Company (other than the acquiring person) prior to its consummation. In general, shares acquired in the absence of such approval are denied voting rights and are redeemable at their then fair market value by the Company within 30 days after the acquiring person has failed to give a timely information statement to the Company or the date the shareholders voted not to grant voting rights to the acquiring person's shares.

Section 302A.673 of the Minnesota Statutes generally prohibits any business combination by the Company, or any subsidiary of the Company, with any shareholder which purchases 10% or more of the Company's voting shares (an "interested shareholder") within four years following such interested shareholder's share acquisition date, unless the business combination is approved by a committee of all of the disinterested members of the Board of Directors of the Company before the interested shareholder's share acquisition date.

In the event of certain tender offers for stock of the Company, Section 302A.675 of the Minnesota Statutes precludes the tender offeror from acquiring additional shares of stock (including acquisitions pursuant to mergers, consolidations or statutory share exchanges) within two years following the completion of such an offer unless the selling shareholders are given the opportunity to sell the shares on terms that are substantially equivalent to those contained in the earlier tender offer. Section 302A.675 does not apply if a committee of the Board of Directors consisting of all of its disinterested directors (excluding present and former officers of the corporation) approves the subsequent acquisition before shares are acquired pursuant to the earlier tender offer.

The foregoing provisions may have the effect of preventing a change in control of the Company, thereby denying shareholders the opportunity to sell shares in such transactions and may also have a depressive effect on the market price of the Company's Common Stock.

LIMITATION ON DIRECTOR LIABILITY

The Company has adopted in its Articles of Incorporation a provision that eliminates, to the extent permitted by statute, the personal liability of directors in their capacities as directors for monetary damages to the Company or its shareholders for breaches of the directors' duty of care. The principal effect of the provision is to prevent the Company and its shareholders from suing any director for monetary damages arising out of a breach of that director's duty of care or grossly negligent business decisions. The provision does not affect the ability of the Company or its shareholders to seek injunctive or other equitable remedies to enforce the directors' duty of loyalty to the Company or its shareholders, for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, or for any transaction from which the director derived an improper personal benefit. It also does not eliminate or limit a director's liability for participating in unlawful payments of dividends or stock repurchases or redemptions, or for violations of state or federal securities laws.


TRANSFER AGENT AND REGISTRAR

Norwest Bank Minnesota, N.A., South Saint Paul, Minnesota is the transfer agent and registrar for the Common Stock.


                         SHARES ELIGIBLE FOR FUTURE SALE


Upon completion of this offering, the Company will have 6,196,257 shares of Common Stock outstanding (assuming no exercise of outstanding options or warrants). Of these shares, the 2,000,000 shares sold in this offering will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended (the "Act"), except that any shares purchased by "affiliates" of the Company, as that term is defined in Rule 144 ("Rule 144") under the Act ("Affiliates"), may generally only be sold in compliance with the limitations of Rule 144 described below.



SALES OF RESTRICTED SHARES


The remaining 4,196,257 shares of Common Stock are deemed "Restricted Shares" under Rule 144. Of the Restricted Shares, up to 368,440 shares may be eligible for sale in the public market immediately after this offering pursuant to Rule 144(k) under the Act; 333,107 of these shares are subject to the lock-up agreements described below (the "Lock-up Agreements"). Approximately 1,570,617 additional Restricted Shares may be eligible for sale in the public market in accordance with Rule 144 or Rule 701 under the Act beginning 90 days after the date of this prospectus; 1,398,950 of these shares are subject to Lock-up Agreements. The remaining 2,257,200 outstanding Restricted Shares will not be eligible for resale under Rule 144 until after the expiration of a two-year holding period from the date such Restricted Shares were acquired from the Company or an Affiliate, and may be resold in the public market only in compliance with the registration requirements of the Act or pursuant to a valid exemption therefrom; 1,925,350 of these shares are subject to Lock-up Agreements. Certain security holders have the right to have their Restricted Shares registered by the Company under the Act as described below.

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an Affiliate, who has beneficially owned Restricted Shares for at least two years is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of
(i) one percent of the then outstanding shares of Common Stock (approximately 61,963 shares immediately after this offering) or (ii) the average weekly trading volume in the Common Stock in the over-the-counter market during the four calendar weeks preceding the date on which notice of such sale is filed. Sales under Rule 144 are also subject to certain limitations on manner of sale, notice requirements, and availability of current public information about the Company. In addition, under Rule 144(k), a person who is not an Affiliate and has not been an Affiliate for at least three months prior to the sale and who has beneficially owned Restricted Shares for at least three years may resell such shares without compliance with the foregoing requirements. In meeting the two and three year holding periods described above, a holder of Restricted Shares can include the holding periods of a prior owner who was not an Affiliate. The Securities and Exchange Commission has announced a proposal to reduce the two-year Rule 144 and the three-year Rule 144(k) holding periods by one year.


Rule 701 under the Act provides that the shares of Common Stock acquired on the exercise of currently outstanding options may be resold by persons, other than Affiliates, beginning 90 days after the date of this Prospectus, subject only to the manner of sale provisions of Rule 144, and by Affiliates under Rule 144 without compliance with its two-year minimum holding period, subject to certain limitations.


OPTIONS AND WARRANTS


As of the date of this prospectus, options and warrants to purchase a total of 1,479,033 shares of Common Stock were outstanding; 1,400,005 of the shares issuable pursuant to such options and warrants are not yet exercisable, are subject to Lock-up Agreements or are otherwise restricted from sale. An additional 518,000 shares of Common Stock are available for future grants under the Company's stock option and purchase plans. See "Management -- Stock Plans."

The Company intends to file one or more registration statements on Form S-8 under the Act to register all shares of Common Stock subject to outstanding stock options and Common Stock issuable pursuant to the Company's stock option and purchase plans that do not qualify for an exemption under Rule 701 from the registration requirements of the Act. The Company expects to file these registration statements promptly following the closing of this offering, and such registration statements are expected to become effective upon filing. Shares covered by these registration statements will thereupon be eligible for sale in the public markets, subject to the Lock-up Agreements, to the extent applicable.


LOCK-UP AGREEMENTS

Certain security holders and all officers and directors of the Company, who in the aggregate hold substantially all of the outstanding shares of Common Stock and options or warrants to purchase substantially all of the outstanding shares of Common Stock, have agreed, pursuant to the Lock-up Agreements, that they will not, without the prior written consent of the Representatives of the Underwriters, offer, sell, contract to sell or otherwise dispose of, directly or indirectly, any shares of Common Stock beneficially owned by them for a period of 180 days after the date of this prospectus.


REGISTRATION RIGHTS


At the completion of this offering, certain security holders of the Company (the "Rights Holders") will be entitled to require the Company to register under the Act the sale of up to a total of 1,062,329 shares of outstanding Common Stock and Common Stock issuable upon exercise of certain outstanding options (the "Registrable Shares") under the terms of certain agreements between the Company and the Rights Holders (the "Registration Agreements"). The Registration Agreements provide that in the event the Company proposes to register any of its securities under the Act at any time or times, the Rights Holders, subject to certain exceptions, shall be entitled to include Registrable Shares in such registration. However, the managing underwriter of any such offering may exclude for marketing reasons some or all of such Registrable Shares from such registration. Certain Rights Holders have, subject to certain conditions and limitations, additional rights to require the Company to prepare and file a registration statement under the Act with respect to their Registrable Shares. The Company is generally required to bear the expenses of all such registrations, except underwriting discounts and commissions. Certain Rights Holders who in the aggregate hold 944,912 Registrable Shares have signed Lock-up Agreements covering such Registrable Shares.




                                 UNDERWRITING

Subject to the terms and conditions set forth in the Underwriting Agreement, each of the Underwriters named below, for whom NatWest Securities Limited, Vector Securities International, Inc. and John G. Kinnard and Company, Incorporated are acting as Representatives (the "Representatives"), has severally agreed to purchase from the Company the following respective number of shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus:

                                                    NUMBER
UNDERWRITER                                        OF SHARES

NatWest Securities Limited
Vector Securities International, Inc.
John G. Kinnard and Company, Incorporated



  Total                                            2,000,000



The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent. The nature of the Underwriters' obligations is that they are committed to purchase all shares of Common Stock offered hereby if any such shares are purchased.

The Company has been advised by the Representatives that the Underwriters propose to offer shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus, and to certain selected dealers (who may include the Underwriters) at such price less a selling concession not in excess of $___ per share. The Underwriters may allow and such dealers may re-allow a concession not in excess of $___ per share to certain other dealers (who may include the Underwriters). After commencement of the offering to the public, the public offering price and other selling terms may be changed by the Representatives. The Representatives have informed the Company that the Underwriters do not intend to confirm sales of shares of Common Stock to any accounts over which they exercise discretionary authority.



The Company has granted to the several Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 300,000 additional shares of Common Stock at the public offering price, less the aggregate underwriting discounts and commissions, set forth on the cover page of this Prospectus, solely to cover over-allotments. To the extent that the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase a number of option shares proportionate to such Underwriter's initial commitment.



The Underwriting Agreement provides that the Company will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the Underwriters may be required to make in respect thereof.

The Company, its directors and officers and certain other stockholders of the Company, have agreed that they will not, without the Representatives' prior written consent, offer, sell, grant any options to purchase or otherwise dispose of any shares of Common Stock within 180 days after the date of this Prospectus, other than in the case of the Company (i) the shares of Common Stock to be sold to the Underwriters in this offering, (ii) the issuance of options and sales of Common Stock pursuant to currently existing stock-based compensation plans and
(iii) the issuance of shares of Common Stock as consideration for the acquisition of one or more businesses (provided that such Common Stock may not be resold prior to the expiration of the 180-day period referenced above). See "Shares Eligible for Future Sale" and "Risk Factors -- Shares Eligible for Future Sale."

Certain of the Underwriters from time to time have performed various investment banking services for the Company.

NatWest Securities Limited, a United Kingdom broker-dealer and a member of the Securities and Futures Authority Limited, has agreed that, as part of the distribution of the shares of Common Stock offered hereby and subject to certain exceptions, it will not offer or sell any shares of Common Stock within the United States, its territories or possessions or to persons who are citizens thereof or residents therein. The Underwriting Agreement does not limit sales of shares of Common Stock offered hereby outside of the United States.

NatWest Securities Limited has also represented and agreed that (i) it has not offered or sold and will not offer or sell any Common Stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, managing, holding or disposing of investments (as principal or agent) for the purpose of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 or the Financial Services Act 1986 (the "Act"), (ii) it has complied and will comply with all applicable provisions of the Act with respect to anything done by it in relation to the Common Stock in, from or otherwise involving the United Kingdom, and (iii) it has only issued or passed on and will only issue or pass on, in the United Kingdom any document received by it in connection with the issue of the Common Stock, other than any document which consists of or any part of listing particulars, supplementary listing particulars or any other document or instrument required or permitted to be published by listing rules under Part IV of the Act, to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995 or is a person to whom the document may otherwise be lawfully issued or passed on.

Prior to this offering there has been no public market for the Common Stock. The initial public offering price for the Common Stock will be determined by negotiation among the Company and the Representatives. The factors to be considered in determining the initial public offering price will be prevailing market and economic conditions, estimates of the business potential and prospects of the Company, the state of the Company's business operations, an assessment of the Company's management, and the consideration of the above factors in relation to market valuations of companies in related businesses.


                                LEGAL MATTERS

The validity of the shares of Common Stock being offered hereby will be passed upon for the Company by Winthrop & Weinstine, P.A., Minneapolis, Minnesota. Eric
O. Madson, a shareholder in Winthrop & Weinstine, P.A., is the Secretary of the Company and beneficially owns 2,000 shares of Common Stock. Certain legal matters will be passed upon for the Underwriters by Testa, Hurwitz & Thibeault LLP, Boston, Massachusetts.


                                   EXPERTS

The financial statements of the Company as of December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995, included in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon, appearing elsewhere herein, and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


                            AVAILABLE INFORMATION

         The Company has filed with the Commission a Registration Statement on Form S-1 under the Act with respect to the offering of the shares of Common Stock made hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto. For further information with respect to the Company and the Common Stock, reference is made to such Registration Statement and exhibits. Statements made in this Prospectus as to the contents of any contract, agreement or other documents referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved. All material terms of the subject contracts and documents are included in this Prospectus. The Registration Statement may be inspected without charge and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549; 500 West Madison, Suite 1400, Chicago, Illinois 60661; and 7 World Trade Center, New York, New York 10048. Copies of such material may be obtained at prescribed rates from the Commission's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a Web site that contains reports, proxy statements and information statements and other information regarding registrants that file electronically with the Commission, including the Company. The address of such site is http://www.sec.gov.


                           REPORTS TO SHAREHOLDERS

Prior to this offering, the Company has not been subject to the reporting requirements of the Securities Exchange Act of 1934. After completion of this offering, the Company intends to distribute to its shareholders an annual report containing audited financial statements and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year.

                           SURVIVALINK CORPORATION
                        INDEX TO FINANCIAL STATEMENTS

                                           PAGE

Report of Independent Auditors             F-2
Balance Sheets                             F-3
Statements of Operations                   F-4
Statement of Shareholders' Equity          F-5
Statements of Cash Flows                   F-6
Notes to Financial Statements              F-7


                        REPORT OF INDEPENDENT AUDITORS

Board of Directors
SurVivaLink Corporation

We have audited the accompanying balance sheets of SurVivaLink Corporation as of December 31, 1994 and 1995, and the related statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SurVivaLink Corporation as of December 31, 1994 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

                                            Ernst & Young LLP


Minneapolis, Minnesota
April 9, 1996, except for Note 6
 as to which the date
 is June 28, 1996


                           SURVIVALINK CORPORATION
                                BALANCE SHEETS


                                                     DECEMBER 31,              MARCH 31,
                                                 1994            1995            1996
                                                                              (UNAUDITED)
ASSETS
  Current assets:
    Cash and cash equivalents                 $   194,203     $ 3,767,281     $ 2,480,786
    Accounts receivable                             2,828         146,776         174,079
    Inventories                                   195,555         316,737         354,439
    Prepaid expenses and other current
     assets                                        10,316          46,522          12,572
      Total current assets                        402,902       4,277,316       3,021,876
  Property and equipment:
    Office and computer equipment                 123,560         263,975         423,739
    Manufacturing equipment                       142,771         157,233         160,162
    Leasehold improvements                             --          77,779          79,904
                                                  266,331         498,987         663,805
    Less accumulated depreciation                  20,449         102,749         138,287
                                                  245,882         396,238         525,518
  Deposits and other assets                        21,296          30,904          29,518

      Total assets                            $   670,080     $ 4,704,458     $ 3,576,912

LIABILITIES AND SHAREHOLDERS' EQUITY
  Current liabilities:
    Accounts payable                          $    46,019     $   324,386     $   261,073
    Accrued salaries and wages                        529          65,300          38,227
    Accrued warranty costs                         14,250          15,000          15,000
    Accrued expenses                               16,969          18,667           5,929
      Total current liabilities                    77,767         423,353         320,229
  Rental Abatement                                     --          40,994          35,473
  Shareholders' equity:
    Common Stock, $.01 par value:
      Authorized shares -- 50,000,000
      Issued and outstanding shares:
       December 31, 1994 -- 2,190,890;
       December 31, 1995 and March 31,
       1996 -- 4,196,257                           21,909          41,963          41,963
    Additional paid-in capital                  2,128,218       7,602,318       7,602,318
    Accumulated deficit                        (1,557,814)     (3,404,170)     (4,423,071)
      Total shareholders' equity                  592,313       4,240,111       3,221,210
       Total liabilities and
        shareholders' equity                  $   670,080     $ 4,704,458     $ 3,576,912

See accompanying notes.

                           SURVIVALINK CORPORATION
                           STATEMENTS OF OPERATIONS

                                                                                          THREE MONTHS ENDED
                                               YEAR ENDED DECEMBER 31,                         MARCH 31,
                                        1993            1994             1995            1995            1996
                                                                                              (UNAUDITED)
Net sales                            $       --     $    13,809      $ 1,037,978      $  154,755     $   434,321
Cost of goods sold                           --          16,194        1,165,277         256,945         408,301
Gross profit                                 --          (2,385)        (127,299)       (102,190)         26,020
Operating expenses:
  Research and development              276,538         648,076          688,084         151,072         365,829
  General and administrative            119,318         245,175          603,578         118,659         271,518
  Sales and marketing                    46,918         157,154          432,125          62,892         439,506
Operating loss                         (442,774)     (1,052,790)      (1,851,086)       (434,813)     (1,050,833)
Other income, net                           776           7,792            4,730           1,583          31,932

Net loss                             $ (441,998)    $(1,044,998)     $(1,846,356)     $ (433,230)    $(1,018,901)


Net loss per share                   $     (.17)    $      (.32)     $      (.44)     $     (.11)    $      (.18)

Weighted average number of
 shares outstanding                   2,604,658       3,269,942        4,153,274       3,789,471       5,700,138

See accompanying notes.


                           SURVIVALINK CORPORATION
                      STATEMENT OF SHAREHOLDERS' EQUITY


                                                                            ADDITIONAL
                                                       COMMON STOCK          PAID-IN       ACCUMULATED
                                                    SHARES       AMOUNT      CAPITAL         DEFICIT           TOTAL
Balance at January 1, 1993                           898,571    $ 8,986     $   87,800     $   (70,818)     $    25,968
  Issuance of Common Stock at $.80 per share in
   exchange for services                              31,809        318         25,087              --           25,405
  Sale of Common Stock at $1.00 per share in
   May 1993, net of offering costs                   281,000      2,810        273,793              --          276,603
  Value of options granted for services                   --         --         63,900              --           63,900
  Sale of Common Stock at $1.50 per share in
   November 1993                                      73,333        733        109,267              --          110,000
  Net loss                                                --         --             --        (441,998)        (441,998)

Balance at December 31, 1993                       1,284,713     12,847        559,847        (512,816)          59,878
  Sale of Common Stock at $1.50 per share in
   January 1994, net of offering costs               195,666      1,957        284,030              --          285,987
  Sale of Common Stock at $1.50 per share in
   April through May 1994                            426,667      4,267        635,733              --          640,000
  Issuance of Common Stock at $1.50 per share
   in exchange for services                           11,511        115         17,151              --           17,266
  Value of options granted for services                   --         --         35,730              --           35,730
  Sale of Common Stock at $2.25 per share in
   September 1994, net of offering costs             153,778      1,538        336,795              --          338,333
  Sale of Common Stock at $2.25 per share in
   November 1994, net of offering costs              118,555      1,185        258,932              --          260,117
  Net loss                                                --         --             --      (1,044,998)      (1,044,998)

Balance at December 31, 1994                       2,190,890     21,909      2,128,218      (1,557,814)         592,313
  Sale of Common Stock at $2.25 per share in
   January 1995, net of offering costs                84,700        847        188,376              --          189,223
  Exercise of stock options                           34,500        345         34,155              --           34,500
  Sale of Common Stock at $3.00 per share in
   June through December 1995, net of offering
   costs                                           1,686,011     16,860      4,814,422              --        4,831,282
  Value of warrants granted in connection
   with notes payable                                     --         --          4,000              --            4,000
  Conversion of notes payable to Common Stock
   at $3.00 per share in June 1995                    64,656        647        193,321              --          193,968
  Value of options granted for services                   --         --        105,681              --          105,681
  Exercise of stock warrants                         135,500      1,355        134,145              --          135,500
  Net loss                                                --         --             --      (1,846,356)      (1,846,356)

Balance at December 31, 1995                       4,196,257     41,963      7,602,318      (3,404,170)       4,240,111
  Net loss                                                --         --             --      (1,018,901)      (1,018,901)
Balance at March 31, 1996 (unaudited)              4,196,257    $41,963     $7,602,318     $(4,423,071)     $ 3,221,210


See accompanying notes.

                           SURVIVALINK CORPORATION
                           STATEMENTS OF CASH FLOWS

                                                                                                       THREE MONTHS ENDED
                                                            YEAR ENDED DECEMBER 31,                         MARCH 31,
                                                     1993            1994             1995            1995            1996
                                                                                                           (UNAUDITED)
OPERATING ACTIVITIES
  Net loss                                        $(441,998)     $(1,044,998)     $(1,846,356)     $(433,230)     $(1,018,901)
  Adjustments to reconcile net loss to net
   cash used in operating activities:
    Depreciation                                      2,154           20,990           82,300         13,805           35,538
    Gain on disposal of equipment                        --           (9,466)              --             --               --
    Issuance of Common Stock for services            25,405           17,266               --             --               --
    Value of options granted for services            63,900           35,730          105,681         13,465               --
    Value of warrants issued in connection
     with notes payable                                  --               --            4,000             --               --
    Changes in operating assets and
     liabilities:
      Accounts receivable                              (937)          (1,891)        (143,948)       (55,188)         (27,303)
      Inventories                                    (8,091)        (187,464)        (121,182)        79,321          (37,702)
      Prepaid expenses and other assets               2,198          (26,666)         (45,814)         4,730           35,336
      Accounts payable                                2,335           38,479          278,367         28,986          (63,313)
      Accrued expenses                                9,055           (1,093)         108,213          1,545          (45,332)
  Net cash used in operating activities            (345,979)      (1,159,113)      (1,578,739)      (346,566)      (1,121,677)

INVESTING ACTIVITIES
  Purchase of property and equipment                (19,339)        (248,039)        (232,656)       (17,756)        (164,818)
  Proceeds from disposal of equipment                    --           15,930               --             --               --
  Net cash used in investing activities             (19,339)        (232,109)        (232,656)       (17,756)        (164,818)

FINANCING ACTIVITIES
  Net proceeds from issuance of
   Common Stock                                     386,603        1,524,437        5,190,505        204,222               --
  Proceeds from notes payable                            --               --          305,000             --               --
  Payments on notes payable                              --               --         (111,032)            --               --
  Net cash provided by financing activities         386,603        1,524,437        5,384,473        204,222               --
  Increase (decrease) in cash and
   cash equivalents                                  21,285          133,215        3,573,078       (160,100)      (1,286,495)
  Cash and cash equivalents at
   beginning of year                                 39,703           60,988          194,203        194,203        3,767,281
  Cash and cash equivalents at end of year        $  60,988      $   194,203      $ 3,767,281      $  34,103      $ 2,480,786

SUPPLEMENTAL SCHEDULE OF NON-CASH
 FINANCING ACTIVITIES:
  Conversion of notes payable into
   Common Stock                                   $      --      $        --      $   193,968      $      --      $        --

SUPPLEMENTAL CASH FLOW INFORMATION:
  Interest paid                                   $      --      $        --      $    15,478      $      --      $        --


See accompanying notes.


                           SURVIVALINK CORPORATION

                        NOTES TO FINANCIAL STATEMENTS

                              DECEMBER 31, 1995
               (UNAUDITED WITH RESPECT TO MARCH 31, 1996 AND THE
               THREE-MONTH PERIODS ENDED MARCH 31, 1995 AND 1996)

1. SIGNIFICANT ACCOUNTING POLICIES


NATURE OF OPERATIONS
SurVivaLink Corporation was founded in April 1992 to develop, manufacture and distribute cost-effective therapeutic solutions for emergency cardiac care. The Company has released its first automated external defibrillator, the VivaLink, which is intended for use by minimally-trained rescuers in the treatment of sudden cardiac arrest. Principal market segments for the VivaLink include first responders (police, fire and basic life support ambulances), industrial (factories, office buildings) and medical (nursing stations, pre-hospital medical clinics, alternate care sites). The VivaLink and accessories are sold primarily through worldwide wholesale distributors. Sales to date have been predominantly to domestic dealers focusing on the first responder market segment. The Company is no longer considered a development stage enterprise.


CASH EQUIVALENTS
The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents. Cash equivalents are carried at cost which approximates market and consist of money market funds.


INVENTORIES
Inventories are stated at the lower of cost (first-in, first-out) or market. The majority of inventory consists of purchased components.


PROPERTY AND EQUIPMENT
Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets ranging from 3 to 7 years. Leasehold improvements are amortized using the straight-line method over 4 years, representing the shorter of the related lease term or estimated useful lives.


INCOME TAXES
Income taxes are accounted for under the liability method. Deferred income taxes are provided for temporary differences between the financial reporting and tax basis of assets and liabilities.


USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


STOCK-BASED COMPENSATION
The Company follows Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES (APB 25) and related interpretations in accounting for its stock options. Under APB 25, when the exercise price of stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." The Company has not determined the impact of the new statement on its financial statements.


REVENUE RECOGNITION
The Company recognizes revenue at the time of shipment of the product.


WARRANTY
The Company's warranty policy generally provides for one-year coverage on labor and materials for each unit sold. Estimated warranty costs are accrued at the date of sale.


IMPAIRMENT OF LONG-LIVED ASSETS
In March 1995, the Financial Accounting Standards Board (FASB) issued Statement No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company adopted the Statement in the first quarter of fiscal 1996 and, based on current circumstances, there was no effect relating to the adoption of Statement No. 121.


NET LOSS PER SHARE
Net loss per share is computed using the weighted average number of shares of common stock outstanding during the periods presented. Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83 ("SAB No. 83"), shares of common stock issued by the Company at prices less than the initial offering price during the twelve months immediately preceding the initial public offering, plus stock options granted at an exercise price less than the initial public offering price during the same period, have been included in the determination of shares used in the calculation of net loss per share, using the treasury method, as if they were outstanding for all periods presented.


INTERIM FINANCIAL INFORMATION
The accompanying financial statements as of March 31, 1996 and for the three-month periods ended March 31, 1995 and 1996 are unaudited. In the opinion of the management of the Company, these financial statements reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of the financial statements. The results of operations for the three-month period ended March 31, 1996 are not necessarily indicative of the results that may be expected for the full year ending December 31, 1996.


2. LEASES


The Company occupies office space under an operating lease agreement which expires in 1999. Under the agreement, the Company is required to pay a base rent plus certain operating expenses. The Company is recognizing the benefit of certain abatements made by the landlord over the term of the lease on a straight-line basis.

Future minimum rental payments required under the non-cancelable operating lease as of December 31, 1995 are as follows:

               1996 ......................   $ 53,692
               1997 ......................     78,377
               1998 ......................     85,531
               1999 ......................     57,021
                                             $274,621

Rent expense was $345, $37,305, $108,345, $5,764, and $16,306 for the years ended December 31, 1993, 1994 and 1995 and the three months ended March 31, 1995 and 1996, respectively.

3. INCOME TAXES

At December 31, 1995 and March 31, 1996, the Company had net operating loss carryforwards of approximately $3,189,000 and $4,195,000, respectively, plus research and development tax credit carryforwards of approximately $112,000. The net operating loss carryforwards are available to offset future taxable income through 2010 and are subject to the limitations under Section 382 of the Internal Revenue Code due to changes in the equity ownership of the Company. An ownership change occurred on May 23, 1994 and the Company estimates that the net operating loss deduction of approximately $825,000 for the period from April 16, 1992 (inception) to May 23, 1994 will be subject to an annual limitation of approximately $155,000.

Components of deferred tax assets and liabilities are as follows:

                                                             DECEMBER 31,             MARCH 31,
                                                         1994           1995            1996
Deferred tax assets:
  Net operating loss carryforwards                     $ 568,000     $ 1,270,000     $ 1,678,000
  Research and development credits                        84,000         112,000         112,000
  Other accruals                                              --          54,000          30,000
                                                         652,000       1,436,000       1,820,000
Deferred tax liabilities:
  Depreciation                                                --          (8,000)        (15,000)
  Other                                                       --         (11,000)             --
                                                              --         (19,000)        (15,000)
Net deferred tax assets before valuation allowance       652,000       1,417,000       1,805,000
Less valuation allowance                                (652,000)     (1,417,000)     (1,805,000)
Net deferred tax assets                                $      --     $        --     $        --


4. COMMON STOCK

In January 1994, the Company sold 195,666 shares of Common Stock at $1.50 per share. In connection with the offering, the Company granted warrants to purchase 33,333 shares of Common Stock at $1.50 per share exercisable over five years.

In April through May 1994, the Company sold a total of 426,667 shares of Common Stock at $1.50 per share. In connection with the offering the Company granted warrants to purchase 160,000 shares of Common Stock at $1.50 per share exercisable over five years.

In September 1994, the Company sold 153,778 shares of Common Stock at $2.25 per share. In connection with the offering, the Company granted warrants to purchase 153,778 shares of Common Stock at $2.25 per share exercisable over three years.


In May 1996, the Board of Directors increased the authorized shares of Common Stock from 5,000,000 to 50,000,000 and adjusted the par value from no par to $.01 par value. As a result, all periods presented have been adjusted to reflect the new par value.


5. NOTES PAYABLE

In 1995, the Company issued $305,000 of notes payable with an interest rate of 11% per annum payable March 16, 1996. In connection with the sale of Common Stock in June 1995, note holders were offered the option to convert the outstanding balance of principal and interest to shares of the Company's Common Stock at a conversion rate of $3.00 per share. A total of $193,968 of the notes payable was converted into 64,656 shares of Common Stock with the remaining balance of the notes paid from proceeds of the sale of Common Stock. In connection with the issuance of the notes, the Company granted warrants to purchase 203,333 shares of Common Stock at $3.00 per share. The warrants are exercisable over five years and were deemed to have a value of $4,000 which was recorded as interest expense for the year ended December 31, 1995.


6. STOCK OPTIONS AND WARRANTS

The Company has a stock option plan (the "Plan") under which incentive stock options and non-statutory options may be granted to certain eligible employees, consultants and non-employee directors of the Company. As of June 28, 1996 the maximum number of shares of Common Stock reserved for issuance under the Plan is 1,000,000 shares.


                                  OPTIONS OUTSTANDING                      SHARES            PRICE
                                   PLAN       NON-PLAN     WARRANTS      EXERCISABLE       PER SHARE
Balance at December 31, 1993     190,000      103,033       183,333        262,866     $ .10 - $2.25
  Granted                        116,800       30,679       313,778             --       .10 -  2.25
  Becoming exercisable                --           --            --        400,457
Balance at December 31, 1994     306,800      133,712       497,111        663,323       .10 -  2.25
  Expired                        (66,500)          --       (14,500)            --          1.00
  Exercised                      (34,500)          --      (135,500)      (170,000)         1.00
  Granted                        148,400       80,826       221,884             --       .22 -  3.00
  Becoming exercisable                --           --            --        356,660       .22 -  3.00
Balance at December 31, 1995     354,200      214,538       568,995        849,983       .10 -  3.00
  Granted                         65,300       48,000            --             --      3.00 -  4.00
  Becoming exercisable                --           --            --         64,200      1.50 -  2.25
Balance at March 31, 1996
 (unaudited)                     419,500      262,538       568,995        914,183     $ .10 - $4.00

Warrants have been granted in connection with debt and equity offerings and in lieu of cash payment for services provided. The warrants are exercisable at prices ranging from $1.00 to $3.00. The warrants expire at various dates through August 2000.

Non-plan options have been granted to consultants and employees in lieu of cash payment for services provided. The options are exercisable at prices ranging from $.10 to $4.00. The options expire at various dates through April 2001.

On April 2, 1996, the Company entered into an advisory agreement with a consultant (Advisor). Under the agreement, the Company agreed to pay the Advisor $3,000 per month and granted the Advisor an option to purchase 100,000 shares of Common Stock at an exercise price of $4.00. The option expires in five years.

On June 5, 1996, the Company obtained a $1 million bridge loan with an existing shareholder of the Company. The bridge loan is evidenced by a promissory note that is payable in May 1997 or upon the closing of an initial public offering, if earlier, and bears interest at prime rate plus 3% per annum. In connection with the bridge loan, the Company granted the shareholder a five-year warrant to purchase 100,000 shares of common stock at an exercise price equal to the initial public offering price.


7. SOURCES OF SUPPLY

Components of the Company's products consist mainly of electronic circuitry. The Company currently purchases a significant portion of the components of its product from one supplier. Management believes that alternative sources could provide equivalent components, however, the time required to identify and qualify alternative suppliers could cause a delay in manufacturing that may be financially disruptive to the Company.


8. MAJOR CUSTOMERS

The Company had net sales of 100%, 81%, and 100% from one customer for the years ended December 31, 1994 and 1995 and for the three months ended March 31, 1995, respectively. Approximately 44% of net sales for the three months ended March 31, 1996, were a result of sales to two customers.


                           [INSIDE BACK COVER PHOTOS]


[PHOTO: FIREMAN CARRYING VIVALINK AED.]
The VivaLink's proprietary circuitry delivers the American Heart Association's prescribed defibrillation energy, and performs a complete self-test daily to ensure that it is RescueReady.

[PHOTO: PLACEMENT OF ELECTRODES SHOWN ON SIMULATED PATIENT.]
The VivaLink automatically determines whether a life-saving shock is needed, ensuring patient and operator safety.

[PHOTO: VIVALINK AED MOUNTED ON WALL NEXT TO FIRE EXTINGUISHER.]
The VivaLink's ease of use and low cost make its placement at industrial and commercial sites possible.



NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE HEREBY. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SECURITIES OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES BY ANY PERSON IN ANY JURISDICTION WHERE SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE OF THIS PROSPECTUS.
                              TABLE OF CONTENTS

                                          Page

Prospectus Summary                         3
Risk Factors                               6
Use of Proceeds                           11
Dividend Policy                           11
Capitalization                            12
Dilution                                  13
Selected Financial Data                   14
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations                            15
Business                                  17
Management                                29
Certain Transactions                      32
Principal Shareholders                    34
Description of Capital Stock              35
Shares Eligible for Future Sale           37
Underwriting                              39
Legal Matters                             40
Experts                                   40
Available Information                     41
Reports to Shareholders                   41
Index to Financial Statements            F-1


UNTIL , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS) ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.



                                2,000,000 SHARES



                         [LOGO] SURVIVALINK CORPORATION

                                  COMMON STOCK


                                   PROSPECTUS



                           NATWEST SECURITIES LIMITED

                      VECTOR SECURITIES INTERNATIONAL, INC.

                          JOHN G. KINNARD AND COMPANY,
                                  INCORPORATED


                               _____________, 1996


                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the estimated expenses to be borne by the Company in connection with the issuance and distribution of the shares of Common Stock offered hereby;



                  SEC registration fee                $ 15,704
                  NASD filing fee                        5,054
                  Nasdaq listing fee                    47,866
                  Legal fees and expenses               85,000
                  Accounting fees and expenses          75,000
                  Blue Sky fees and expenses            15,000
                  Printing expenses                     60,000
                  Transfer agent fees and expenses      10,000
                  D&O Insurance Premium                250,000
                  Miscellaneous                         36,376
                    TOTAL                             $600,000


Each amount set forth above, except the SEC registration fee and the NASD filing fee, is estimated.


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 302A.521 of the Minnesota Statutes provides that unless prohibited or limited by a corporation's articles of incorporation or bylaws, the Company must indemnify its current and former officers, directors, employees and agents against expenses (including attorneys' fees), judgments, penalties, fines and amounts paid in settlement and which were incurred in connection with actions, suits, or proceedings in which such persons are parties by reason of the fact that they are or were an officer, director, employee or agent of the corporation, if they (i) have not been indemnified by another organization, (ii) acted in good faith, (iii) received no improper personal benefit, (iv) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful, and (v) reasonably believed that the conduct was in the best interests of the corporation. Section 302A.521 also permits a corporation to purchase and maintain insurance on behalf of its officers, directors, employees and agents against any liability which may be asserted against, or incurred by, such persons in their capacities as officers, directors, employees and agents of the corporation, whether or not the corporation would have been required to indemnify the person against the liability under the provisions of such section.

Article VI of the Bylaws of the Company provides that the directors, officers, committee members, of the Company and other persons shall have the rights to indemnification provided by Section 302A.521 of the Minnesota Statutes.

Section 6 of the Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides certain indemnification rights to officers and directors of the Registrant.


ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

During the past three years, the Company has issued the following securities pursuant to exemptions from registration under the Securities Act of 1933, as amended (the "Securities Act"):

From May 1993 to October 1993, the Registrant issued 281,000 Units (one share of Common Stock and one-half stock purchase warrant) at a price of $1.00 per Unit. The offer and sale of the Units was made to 25 investors pursuant to the exemption provided by Section 3(b) of the Securities Act and Rule 504 of Regulation D. Each purchaser of such Units acquired them for his own account and not with a view to any distribution thereof to the public. The certificates evidencing the shares and warrants bear a legend stating that the shares and warrants may not be offered, sold or transferred other than pursuant to an effective registration statement under the Securities Act, or an exemption from such registration requirements.

In December 1993, the Registrant issued 33,333 Units (one share of Common Stock and one-half stock purchase warrant) at a price of $1.50 per Unit. The offer and sale of the Units was made to a single investor pursuant to the exemption provided by Section 3(b) of the Securities Act and Rule 504 of Regulation D. The purchaser of such Units acquired them for his own account and not with a view to any distribution thereof to the public. The certificates evidencing the shares and warrants bear a legend stating that the shares and warrants may not be offered, sold or transferred other than pursuant to an effective registration statement under the Securities Act, or an exemption from such registration requirements.

From January 1994 to March 1994, the Registrant issued 235,666 shares of Common Stock at a price of $1.50 per share to 23 investors. The offer and sale of the shares was made pursuant to the exemption provided by Section 3(b) of the Securities Act and Rule 504 of Regulation D. Each purchaser of such shares acquired them for his own account and not with a view to any distribution thereof to the public. The certificates evidencing the shares bear a legend stating that the shares may not be offered, sold or transferred other than pursuant to an effective registration statement under the Securities Act, or an exemption from such registration requirements.

In February 1994, the Registrant issued 1,511 shares of Common Stock, valued at $2,266.50, to consultants in exchange for services. Such issuance was made in reliance on the exemption from registration provided by Section 4(2) of the Securities Act.

In March 1994, the Registrant issued 10,000 shares of Common Stock, valued at $15,000, to its landlord in payment of rent. Such issuance was made in reliance on the exemption from registration provided by Section 4(2) of the Securities Act.

In April 1994, the Registrant issued 200,000 shares of Common Stock and 75,000 stock purchase warrants for an aggregate price of $300,000. The offer and sale of the shares and warrants was made to a single investor pursuant to the exemptions provided by Section 4(2) and 4(6) of the Securities Act and Rules 505 and 506 of Regulation D. The purchaser of such shares and warrants acquired them for its own account and not with a view to any distribution thereof to the public. The certificates evidencing the shares and warrants bear a legend stating that the shares and warrants may not be offered, sold or transferred other than pursuant to an effective registration statement under the Securities Act, or an exemption from such registration requirements.

In May 1994, the Registrant issued 226,667 shares of Common Stock and 85,000 stock purchase warrants for an aggregate price of $340,000. The offer and sale of the shares and warrants was made to a group of 5 investors pursuant to the exemptions provided by Section 4(2) and 4(6) of the Securities Act and Rules 505 and 506 of Regulation D. Each of the purchasers of such shares and warrants acquired them for his own account and not with a view to any distribution thereof to the public. The certificates evidencing the shares and warrants bear a legend stating that the shares and warrants may not be offered, sold or transferred other than pursuant to an effective registration statement under the Securities Act, or an exemption from such registration requirements.

From September 1994 to October 1994, the Registrant issued 153,778 Units (one share of Common Stock and one stock purchase warrant) at a price of $2.25 per Unit to 32 investors. The offer and sale of the Units was made pursuant to the exemption provided by Section 4(2) of the Securities Act and Rules 505 and 506 of Regulation D. Each purchaser of such Units acquired them for his own account and not with a view to any distribution thereof to the public. The certificates evidencing the shares and warrants bear a legend stating that the shares and warrants may not be offered, sold or transferred other than pursuant to an effective registration statement under the Securities Act, or an exemption from such registration requirements.

From October 1994 to January 1995, the Registrant issued 203,255 shares of Common Stock at a price of $2.25 per share to 29 investors. The offer and sale of the shares was made pursuant to the exemption provided by Section 4(2) of the Securities Act and Rules 505 and 506 of Regulation D. Each purchaser of such shares acquired them for his own account and not with a view to any distribution thereof to the public. The certificates evidencing the shares bear a legend stating that the shares may not be offered, sold or transferred other than pursuant to an effective registration statement under the Securities Act, or an exemption from such registration requirements.

From September 1995 to December 1995, the Registrant issued 1,686,011 shares of Common Stock at a price of $3.00 per share to 104 investors. The offer and sale of the shares was made pursuant to the exemption provided by Section 4(2) of the Securities Act and Rules 505 and 506 of Regulation D. Each purchaser of such shares acquired them for his own account and not with a view to any distribution thereof to the public. The certificates evidencing the shares bear a legend stating that the shares may not be offered, sold or transferred other than pursuant to an effective registration statement under the Securities Act, or an exemption from such registration requirements.


ITEM 16. EXHIBITS


  EXHIBIT
    NO.      DESCRIPTION

     1.1     Form of Underwriting Agreement*

     3.1     Restated Articles of Incorporation of SurVivaLink Corporation*

     3.2     Bylaws of SurVivaLink Corporation*


     4.1     Specimen of Common Stock Certificate*

     5.1     Opinion of Winthrop & Weinstine, P.A.*


    10.1 Lease Agreement dated August 17, 1994, between A.M.W. Properties Corp. and SurVivaLink Corporation*

    10.2 First Amendment to Lease dated May 1, 1996 by and between A.M.W. Properties Corp. and SurVivaLink Corporation*

    10.3 SurVivaLink Corporation 1992 Stock Option and Incentive Plan, as amended*

    10.4     Employment Agreement between Byron L. Gilman and SurVivaLink
             Corporation*

    10.5     Form of Director Stock Option Agreements*

    10.6 Investment Agreement dated April 29, 1994 by and among SurVivaLink Corporation, Medtronic, Inc., Byron L. Gilman, Karl J. F. Kroll, Kenneth C. Maki and Mark W. Kroll*

    10.7 Warrant to Purchase 75,000 shares of Common Stock of SurVivaLink Corporation dated April 29, 1994 and issued to Medtronic, Inc.*

    10.8 Form of Stock Purchase Agreement dated May 29, 1994 for shares of Common Stock of SurVivaLink Corporation*

    10.9 Form of Warrant to Purchase shares of Common Stock of SurVivaLink Corporation dated May 29, 1994*

    10.10 Supplement to Subscription Agreement dated September 6, 1995 between SurVivaLink Corporation and Vertical Fund Associates, L.P.*

    10.11    Form of Dealer Sales Agreement*

    10.12    Form of Manufacturer Representative Agreement*

    10.13    Form of Confidentiality Agreement*

    10.14 Promissory Note dated June 5, 1996 in the principal amount of $1,000,000 issued by SurVivaLink Corporation to Medtronic, Inc.*

    10.15 Warrant to purchase 100,000 shares of Common Stock of SurVivaLink Corporation dated June 5, 1996 and issued to Medtronic, Inc.*

    10.16 Agreement dated July 22, 1996 between SurVivaLink Corporation and Medtronic, Inc.*

    10.17 Agreement dated July 18, 1996 between SurVivaLink Corporation and Goldsteen Investor Group*

    10.18 Agreement dated July 23, 1996 between SurVivaLink Corporation and The Vertical Fund Associates, L.P.*

    11.1     Statement re: Computation of Net Loss per Share*


    23.1     Consent of Ernst & Young LLP

    23.2     Consent of Winthrop & Weinstine, P.A. (included in Exhibit 5.1)

    24.1     Powers of Attorney*

    27.1     Financial Data Schedule*


*Previously filed.



ITEM 17. UNDERTAKINGS

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers, and controlling persons of the registrant pursuant to the provisions summarized in Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act, as amended, and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

           (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

           (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to be the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


                                   SIGNATURES



Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 4 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on August 1, 1996.





                                         SurVivaLink Corporation

                                         By /s/ BYRON L. GILMAN
                                            Byron L. Gilman
                                            Chairman and Chief Executive Officer



Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 4 to registration statement has been signed by the following persons in the capacities and on the dates indicated.




           SIGNATURE                              TITLE                         DATE


               *                 Chairman, Chief Executive Officer, and      August 1, 1996
 Byron L. Gilman                 Director (Principal Executive Officer)

               *                 Chief Financial Officer (Principal          August 1, 1996
 R. Eric Bosler                  Financial and Accounting Officer)

               *                 Director                                    August 1, 1996
 Richard B. Emmitt

               *                 Director                                    August 1, 1996
 David S. Goldsteen

               *                 Director                                    August 1, 1996
 Karl J.F. Kroll

               *                 Director                                    August 1, 1996
 Mark W. Kroll

               *                 Director                                    August 1, 1996
 Kenneth C. Maki

               *                 Director                                    August 1, 1996
 Warren S. Watson
  * By  /s/ BYRON L. GILMAN


  Byron L. Gilman
  Attorney-in-fact




                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   EXHIBITS
                                      TO
                               AMENDMENT NO. 3
                                      TO
                                   FORM S-1


                            REGISTRATION STATEMENT
                                    UNDER
                          THE SECURITIES ACT OF 1933




                           SURVIVALINK CORPORATION




                               INDEX TO EXHIBITS


 EXHIBIT
   NO.                                       DESCRIPTION                                        PAGE
   1.1     Form of Underwriting Agreement                                                         *

   3.1     Restated Articles of Incorporation of SurVivaLink Corporation                          *

   3.2     Bylaws of SurVivaLink Corporation                                                      *

   4.1     Specimen of Common Stock Certificate                                                   *

   5.1     Opinion of Winthrop & Weinstine, P.A.                                                  *

  10.1     Lease Agreement dated August 17, 1994, between A.M.W. Properties Corp. and SurVivaLink
           Corporation                                                                            *

  10.2     First Amendment to Lease dated May 1, 1996 by and between A.M.W. Properties Corp.
           and SurVivaLink Corporation                                                            *

  10.3     SurVivaLink Corporation 1992 Stock Option and Incentive Plan, as amended               *

  10.4     Employment Agreement between Byron L. Gilman and SurVivaLink Corporation               *

  10.5     Form of Director Stock Option Agreements                                               *

  10.6     Investment Agreement dated April 29, 1994 by and among SurVivaLink Corporation,
           Medtronic, Inc., Byron L. Gilman, Karl J. F. Kroll, Kenneth C. Maki and Mark W.
           Kroll                                                                                  *

  10.7     Warrant to Purchase 75,000 shares of Common Stock of SurVivaLink Corporation dated
           April 29, 1994 and issued to Medtronic, Inc.                                           *

  10.8     Form of Stock Purchase Agreement dated May 29, 1994 for shares of Common Stock of
           SurVivaLink Corporation                                                                *

  10.9     Form of Warrant to Purchase shares of Common Stock of SurVivaLink Corporation dated
           May 29, 1994                                                                           *

  10.10    Supplement to Subscription Agreement dated September 6, 1995 between SurVivaLink
           Corporation and Vertical Fund Associates, L.P.                                         *

  10.11    Form of Dealer Sales Agreement                                                         *

  10.12    Form of Manufacturer Representative Agreement                                          *

  10.13    Form of Confidentiality Agreement                                                      *

  10.14    Promissory Note dated June 5, 1996 in the principal amount of
           $1,000,000 issued by SurVivalink Corporation to Medtronic, Inc.                        *

  10.15    Warrant to Purchase 100,000 shares of Common Stock of SurVivalink
           Corporation dated June 6, 1996 and issued to Medtronic, Inc.                           *

  10.16    Agreement dated July 22, 1996 between SurVivaLink Corporation and Medtronic, Inc.      *

  10.17    Agreement dated July 18, 1996 between SurVivaLink Corporation and Goldsteen            *
           Investor Group

  10.18    Agreement dated July 23, 1996 between SurVivaLink Corporation and Vertical Funds       *
           Associates, L.P.

  11.1     Statement re: Computation of Net Loss per Share                                        *


  23.1     Consent of Ernst & Young LLP

  23.2     Consent of Winthrop & Weinstine, P.A. (included in Exhibit 5.1)

  24.1     Powers of Attorney                                                                     *

  27.1     Financial Data Schedule                                                                *

* Previously filed.